**Acesita S.A.**

# Report on the limited review quarter ended September 30, 2007

*(A translation of the original report in Portuguese as published in Brazil containing financial statements prepared in accordance with accounting practices adopted in Brazil)*

KPMG Auditores Independentes
Rua Paraíba, 1122 - 13°
30130-918 Belo Horizonte, MG - Brasil
Caixa Postal 509
30123-970 Belo Horizonte, MG - Brasil

Central Tel 55 (31) 2128-5700
Fax 55 (31) 2128-5702
Internet www.kpmg.com.br

To
The Board of Directors and Shareholders
Acesita S.A.
Belo Horizonte - MG

1. We have conducted a special review of the quarterly information of Acesita S.A, for the quarter ended September 30, 2007, which comprises the balance sheet and the consolidated balance sheets of this Company and its subsidiaries, the statement of income and the consolidated statement of income, the performance report and other relevant information, prepared in accordance with accounting practices generally accepted in Brazil and rules established by the Brazilian Securities Commission (CVM).

2. Our review was conducted in accordance with the specific rules established by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Accounting Council and consisted mainly of: (a) inquiries and discussion with the management responsible for the accounting, financial and operating departments of the Company with respect to the main criteria adopted in preparing the quarterly information and (b) a review of the information and subsequent events that had or may have a material effect on the financial situation and operations of the Company.

3. Based on our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with accounting practices adopted in Brazil and the rules established by the Brazilian Securities Commission that apply specifically to the preparation of the quarterly information.

4. Our special review was conducted with the aim of issuing a report on the aforementioned quarterly information. The statements of cash flows and added value present supplementary information to the information mentioned in the first paragraph and are presented to permit additional analyses. This supplementary information was submitted to the same review procedures applied to the quarterly information and we are not aware of any material changes that should be made to these statements for them to be in accordance with accounting practices adopted in Brazil and rules issued by the Brazilian Securities Commission.

5. We reviewed the balance sheets (parent company and the consolidated) as of June 30, 2007, and we issued a special review report without exceptions, dated July 23, 2007. We reviewed the statement of income of the parent company for the nine-month period and quarter ended on September 30, 2006, presented for comparison purposes and we also issued a special review report without exceptions, dated November 1st, 2006.

6. As disclosed in Note 2, as from the quarter ended March 31, 2007 the Company began to present consolidated quarterly information. The consolidated statement of income related to the nine-month period and quarter ended on September 30, 2006, presented for comparison purposes, was submitted to the same procedures mentioned in the second paragraph and we are not aware of any material changes that should be made for it to be in accordance with accounting practices adopted in Brazil and in compliance with the rules issued by the Brazilian Securities Commission, specifically applicable to the preparation of the quarterly information.

November 7, 2007

KPMG Auditores Independentes
CRC SP014428/O-6-F-MG

Marco Túlio Fernandes Ferreira
*Partner*
Accountant CRCMG058176/O-0

## 01.01 – Identification

| 1 - CVM Code | 2 - Corporate Name |
|---|---|
| 00265-8 | ACESITA S.A. |
| **3 - CNPJ** | **4 - NIRE** |
| 33.390.170/0001-89 | 31300042707 |

## 01.02 – Main Office

| 1 - Full Address | 2 - Neighborhood or District |
|---|---|
| Av. João Pinheiro, 580 | Centro |

| 3 - CEP | 4 - Municipal Region | 5 - UF |
|---|---|---|
| 30130-180 | Belo Horizonte | MG |

| 6 - Area Code | 7 - Telephone | 8 - Telephone | 9 - Telephone | 10 - Telex |
|---|---|---|---|---|
| 31 | 3235-4200 | 3235-4220 | 3235-4268 | |
| **11 - Area Code** | **12 - Fax** | **13 - Fax** | **14 - Fax** | |
| 31 | 3235-4209 | 3273-7218 | 3235-4294 | |

| 15 - E-mail |
|---|
| finance@acesita.com.br |

## 01.03 - Investor Relations Director (address for Correspondence with the Company)

| 1 - Name of Director |
|---|
| Sergio Augusto Cardoso Mendes |

| 2 - Mailing Address | 3 - Neighborhood or District |
|---|---|
| Av. João Pinheiro, 580 | Centro |

| 4 - CEP | 5 - Municipal Region | 6 - UF |
|---|---|---|
| 30130-180 | Belo Horizonte | MG |

| 7 - DDD | 8 - Telephone | 9 - Telephone | 10 - Telephone | 11 - Telex |
|---|---|---|---|---|
| 31 | 3235-4268 | | | |
| **12 - DDD** | **13 - Fax** | **14 - Fax** | **15 - Fax** | |
| 31 | 3273-7218 | | | |

| 16 - E-mail of the Director |
|---|
| finance@acesita.com.br |

## 01.04 – ITR Reference

| Fiscal Period in Course | | Current Quarter | | | Previous Quarter | | |
|---|---|---|---|---|---|---|---|
| 1 - Beginning | 2 - End | 3 - Number | 4 - Beginning | 5 - End | 6 - Number | 7 - Beginning | 8 - End |
| 01/01/2007 | 31/12/2007 | 3 | 01/07/2007 | 30/09/2007 | 2 | 01/04/2007 | 30/06/2007 |

## 01.05 – Composition of Capital Stock

| Number of Shares (in thousands): | 1 - Current Quarter 30/09/2007 | 2 - Previous Quarter 30/06/2007 | 3 - Equal to Previous Quarter 30/09/2006 |
|---|---|---|---|
| Of Paid-in Capital | | | |
| 1 - Common | 24,778 | 24,900 | 24,900 |
| 2 - Preferred | 49,542 | 49,648 | 49,648 |
| 3 - Total | 74,320 | 74,548 | 74,548 |
| Treasury Stock | | | |
| 4 - Common | 26 | 149 | 149 |
| 5 - Preferred | 0 | 105 | 105 |
| 6 - Total | 26 | 254 | 254 |

## 1.06 – Characteristics of the Company

**1 - Type of Company**
Commercial industrial and others

**2 - Status**
Operational

**3 - Nature of Shareholding Control**
National – private sector

**4 - Activity Code Number**
1060 – Metallurgy and Steel

**5 - Core Business**
STEEL - MANUFACTURING OF SPECIALTY STEELS

**6 - Type of Consolidated**
Total

## 01.07 –Companies Not Included in the Consolidated Financial Statements

| Item: | CNPJ: | Corporate Name: |
|---|---|---|

## 01.08 – Earnings in Cash Deliberated and/or Paid During and After the Quarter

| Item: | Event: | Approval | Profit | Beginning of Payment.: | Type of Share | Earnings per Share (R$): |
|---|---|---|---|---|---|---|
| | | | | | | |

## 01.09 – Subscribed Capital Stock and Changes in the Fiscal Period in Course

| Item: | Date of Change | Value of Capital Stock (x R$ 1000): | Value of Change (x R$ 1000): | Origin of Change: | Number of Shares Issued (Thousands): | Price of Share at Issuance (R$): |
|---|---|---|---|---|---|---|
| | | | | | | |

**02 - Balance Sheet**

**02.01 –Balance Sheet - Assets (x R$ 1000)**

| Account Code | Account Description | 30/09/2007 | 30/06/2007 |
|---|---|---|---|
| 1 | Total Assets | 4,915,871 | 4,860,197 |
| 1.01 | Current Assets | 2,059,654 | 2,033,489 |
| 1.01.01 | Cash and Cash Equivalents | 647,518 | 393,613 |
| 1.01.01.01 | Cash and Banks | 94,971 | 67,177 |
| 1.01.01.02 | Financial investments | 552,547 | 326,436 |
| 1.01.02 | Credits | 497,295 | 665,122 |
| 1.01.02.01 | Clients | 497,295 | 665,122 |
| 1.01.02.01.01 | Foreign market | 178,171 | 237,824 |
| 1.01.02.01.02 | Domestic market | 335,613 | 443,787 |
| 1.01.02.01.03 | Provision for credit risks | (16,489) | (16,489) |
| 1.01.02.02 | Sundry Credits | 0 | 0 |
| 1.01.03 | Inventories | 597,297 | 718,370 |
| 1.01.03.01 | Finished Products | 153,153 | 122,176 |
| 1.01.03.02 | Work in Process | 178,637 | 256,411 |
| 1.01.03.03 | Raw Materials | 150,213 | 184,860 |
| 1.01.03.04 | Products with third parties | 28,502 | 22,202 |
| 1.01.03.05 | Importations in Process | 32,489 | 68,997 |
| 1.01.03.06 | Materials for consumption and maintenance | 63,265 | 76,847 |
| 1.01.03.07 | Provision for losses | (8,962) | (13,123) |
| 1.01.04 | Other | 317,544 | 256,384 |
| 1.01.04.01 | Recoverable and deferred taxes | 250,930 | 192,542 |
| 1.01.04.02 | Deferred expenses | 4,814 | 5,674 |
| 1.01.04.03 | Employee accounts | 9,022 | 4,005 |
| 1.01.04.04 | Dividends receivable | 0 | 0 |
| 1.01.04.05 | Securities receivable | 12,637 | 24,517 |
| 1.01.04.06 | Restructuring assets | 1,421 | 1,633 |
| 1.01.04.07 | Goods destined for sale | 170 | 170 |
| 1.01.04.08 | Other | 38,550 | 27,843 |
| 1.02 | Non-current assets | 2,856,217 | 2,826,708 |
| 1.02.01 | Long-term assets | 399,205 | 393,579 |
| 1.02.01.01 | Sundry Credits | 311,457 | 303,958 |
| 1.02.01.01.01 | Recoverable and deferred taxes | 193,039 | 192,090 |
| 1.02.01.01.02 | Court Deposits | 96,214 | 88,916 |
| 1.02.01.01.03 | Restructuring assets | 9,706 | 9,716 |
| 1.02.01.01.04 | Other | 12,498 | 13,236 |
| 1.02.01.02 | Credits with Related Persons | 86,971 | 88,796 |
| 1.02.01.02.01 | With Associated and Equivalent Companies | 0 | 0 |
| 1.02.01.02.02 | With Subsidiaries | 86,971 | 88,796 |
| 1.02.01.02.03 | With Other Related Persons | 0 | 0 |
| 1.02.01.03 | Other | 777 | 825 |

| | | | |
|---|---|---|---|
| 1.02.01.03.01 | Prepaid expenses | 777 | 825 |
| 1.02.02 | Permanent Assets | 2,457,012 | 2,433,129 |
| 1.02.02.01 | Investments | 301,265 | 287,057 |
| 1.02.02.01.01 | Interest in Associated/Equivalent Companies | 0 | 0 |
| 1.02.02.01.02 | Interest in Associated/Equivalent Companies-Premium | 0 | 0 |
| 1.02.02.01.03 | Interest in Subsidiaries | 298,257 | 284,049 |
| 1.02.02.01.04 | Interest in Subsidiaries-Premuim | 0 | 0 |
| 1.02.02.01.05 | Other Investments | 3,008 | 3,008 |
| 1.02.02.02 | Fixed Assets | 2,119,553 | 2,106,943 |
| 1.02.02.02.01 | Land | 6,308 | 6,308 |
| 1.02.02.02.02 | Buildings and Facilities | 835,711 | 835,607 |
| 1.02.02.02.03 | Industrial Equipment | 2,395,999 | 2,385,781 |
| 1.02.02.02.04 | Vehicles, Furniture, Fixtures, Instruments | 40,565 | 43,656 |
| 1.02.02.02.05 | Accumulated Depreciation and Exhaustion | (1,364,843) | (1,321,123) |
| 1.02.02.02.06 | Advances to Suppliers | 18,871 | 15,315 |
| 1.02.02.02.07 | Works in Process | 155,512 | 113,805 |
| 1.02.02.02.08 | Importations in Process | 396 | 225 |
| 1.02.02.02.09 | Other | 31,034 | 27,369 |
| 1.02.02.03 | Intangible | 36,194 | 39,129 |
| 1.02.02.04 | Deferred | 0 | 0 |

**02.02 –Balance Sheet - Liabilities (x R$ 1000)**

| Account Code | Account Description | 30/09/2007 | 30/06/2007 |
|---|---|---|---|
| 2 | Total Liabilities | 4,915,871 | 4,860,197 |
| 2.01 | Current Liabilities | 766,249 | 861,301 |
| 2.01.01 | Loans and Financing | 49,103 | 99,712 |
| 2.01.02 | Debentures | 0 | 0 |
| 2.01.03 | Suppliers | 328,716 | 417,867 |
| 2.01.04 | Taxes, Fees and Contributions | 270,442 | 226,634 |
| 2.01.05 | Dividends Payable | 1,923 | 1,924 |
| 2.01.06 | Provisions | 5,562 | 6,354 |
| 2.01.06.01 | Provision for Restructuring | 5,562 | 6,354 |
| 2.01.07 | Debt with Related Persons | 0 | 0 |
| 2.01.08 | Other | 110,503 | 108,810 |
| 2.01.08.01 | Salaries and Social Charges | 64,270 | 56,641 |
| 2.01.08.02 | Other | 46,233 | 52,169 |
| 2.02 | Non-current Liabilities | 757,388 | 779,173 |
| 2.02.01 | Long-term Liabilities | 757,388 | 779,173 |
| 2.02.01.01 | Loans and Financing | 245,302 | 260,219 |
| 2.02.01.02 | Debentures | 0 | 0 |
| 2.02.01.03 | Provisions | 0 | 0 |
| 2.02.01.04 | Debt with Related Persons | 3,661 | 3,835 |
| 2.02.01.04.01 | Acesita International Ltd. | 3,661 | 3,835 |
| 2.02.01.05 | Advance for Future Capital Increase | 0 | 0 |
| 2.02.01.06 | Other | 508,425 | 515,119 |
| 2.02.01.06.01 | Deferred Income Tax and Social Contribution | 304,951 | 313,270 |
| 2.02.01.06.02 | Taxes and Contributions in Court | 19,494 | 20,255 |
| 2.02.01.06.03 | Provision for Contingencies | 127,938 | 124,835 |
| 2.02.01.06.04 | Provision for Restructuring | 1,610 | 1,930 |
| 2.02.01.06.05 | Other | 54,432 | 54,829 |
| 2.02.02 | Deferred Income | 0 | 0 |
| 2.04 | Shareholders' Equity | 3,392,234 | 3,219,723 |
| 2.04.01 | Paid-up Capital | 1,251,921 | 1,251,921 |
| 2.04.02 | Capital Reserves | 356 | 3,948 |
| 2.04.02.01 | IPI Subsidy – Law 7554/86 | 356 | 3,948 |
| 2.04.03 | Revaluation Reserves | 657,699 | 674,038 |
| 2.04.03.01 | Own Assets | 657,699 | 674,038 |
| 2.04.03.02 | Subsidiaries/Associate and Equivalent Companies | 0 | 0 |
| 2.04.04 | Profit Reserves | 787,400 | 783,808 |
| 2.04.04.01 | Legal | 85,771 | 85,771 |
| 2.04.04.02 | Statutory | 0 | 0 |
| 2.04.04.03 | For Contingencies | 0 | 0 |
| 2.04.04.04 | From Future Profits | 0 | 0 |
| 2.04.04.05 | Retained Earnings | 0 | 0 |

| | | | |
|---|---|---|---|
| 2.04.04.06 | Special for Non-distributed Dividends | 0 | 0 |
| 2.04.04.07 | Other Profit Reserves | 701,629 | 698,037 |
| 2.04.04.07.01 | Treasury Stock | (345) | (3,937) |
| 2.04.04.07.02 | For Investment and Working Capital | 701,974 | 701,974 |
| 2.04.05 | Retained Profits/Losses | 694,858 | 506,008 |
| 2.04.06 | Advance for Future Capital Increase | 0 | 0 |

## 03 – Income Statement

### 03.01 – Income Statement (x R$ 1000)

| Account Code | Account Description | Amount of the Current Quarter 01/07/2007 to 30/09/2007 | Accumulated Amount of the Current Period 01/01/2007 to 30/09/2007 | Amount of the Same Quarter of the Previous Period 01/07/2006 to 30/09/2006 | Accumulated Amount of the Previous Period 01/01/2006 to 30/09/2006 |
|---|---|---|---|---|---|
| 3.01 | Gross Revenue from Sales and/or Services | 1,098,771 | 3,845,555 | 1,138,453 | 2,971,416 |
| 3.02 | Deduction from Gross Revenue | (224,406) | (743,918) | (218,166) | (562,446) |
| 3.03 | Net Revenue from Sales and/or Services | 874,365 | 3,101,637 | 920,287 | 2,408,970 |
| 3.04 | Cost of Goods and/or Services Sold | (595,070) | (2,096,939) | (615,083) | (1,661,750) |
| 3.05 | Gross Income | 279,295 | 1.004,698 | 305,204 | 747,220 |
| 3.06 | Operating Expenses/Revenues | (56,447) | (182,421) | (93,402) | (218,612) |
| 3.06.01 | With Sales | (36,800) | (117,453) | (40,245) | (114,999) |
| 3.06.01.01 | Personnel Remuneration/Social Charges | (5,263) | (15,519) | (5,978) | (16,440) |
| 3.06.01.02 | Sales Expenditures | (12,544) | (35,230) | (11,531) | (32,879) |
| 3.06.01.03 | Export Expenses | (16,014) | (59,199) | (15,415) | (54,030) |
| 3.06.01.04 | Other | (2,979) | (7,505) | (7,321) | (11,650) |
| 3.06.02 | General and Administrative | (41,017) | (114,819) | (32,590) | (100,905) |
| 3.06.02.01 | Personnel Remuneration/Social Charges | (13,734) | (38,336) | (12,798) | (35,636) |
| 3.06.02.02 | Rents | (967) | (2,544) | (528) | (2,804) |
| 3.06.02.03 | Services Rendered by Third Parties | (13,130) | (32,364) | (8,682) | (27,338) |
| 3.06.02.04 | Taxes, Fees and Fines | (3,760) | (10,645) | (3,204) | (9,936) |
| 3.06.02.05 | Depreciations | (3,180) | (9,329) | (2,500) | (7,226) |
| 3.06.02.06 | Other | (6,246) | (21,601) | (4,878) | (17,965) |
| 3.06.03 | Financial | 3,712 | (1,089) | (7,298) | (20,188) |
| 3.06.03.01 | Financial Revenues | 17,987 | 47,167 | 12,087 | 38,742 |
| 3.06.03.02 | Financial Expenses | (14,275) | (48,256) | (19,385) | (58,930) |
| 3.06.04 | Other Operating Revenues | 4,611 | 11,439 | 104 | 41,113 |

| | | | | | |
|---|---|---|---|---|---|
| 3.06.04.01 | Net Monetary Variations | (8,937) | 3,363 | 104 | 41,113 |
| 3.06.04.02 | Other Net | 13,548 | 8,076 | 0 | 0 |
| 3.06.05 | Other Operating Expenses | 0 | 0 | (21,926) | (37,826) |
| 3.06.06 | Equity Income | 13,047 | 39.501 | 8,553 | 14,193 |
| 3.06.06.01 | Evaluated by Equity | 11,754 | 36,756 | 7,471 | 12,218 |
| 3.06.06.02 | Evaluated at Cost | 1,293 | 2,745 | 1,082 | 1,975 |
| 3.07 | Operating Income | 222,848 | 822,277 | 211,802 | 528,608 |
| 3.08 | Non-operating Income | 2,877 | 2,903 | 880 | 8.125 |
| 3.08.01 | Revenues | 2,583 | 5,999 | 8,277 | 28,721 |
| 3.08.02 | Expenses | 294 | (3,096) | (7,397) | (20,596) |
| 3.09 | Income Before Taxation/Investments | 225,725 | 825,180 | 212,682 | 536,733 |
| 3.10 | Provision for IT and Social Contribution | (53,815) | (197,423) | (58,688) | (144,073) |
| 3.11 | Deferred IT | 601 | 17,799 | 0 | 0 |
| 3.12 | Corporate and Statutory Contributions | 0 | 0 | 0 | 0 |
| 3.12.01 | Investments | 0 | 0 | 0 | 0 |
| 3.12.02 | Contributions | 0 | 0 | 0 | 0 |
| 3.13 | Reversion of Interest on Own Capital | 0 | 0 | 0 | 0 |
| 3.15 | Profit/Loss in the Period | 172,511 | 645,556 | 153,994 | 392,660 |
| | Number of Shares, with the exception of Treasury Stock (thousands): | 74,294 | 74,294 | 74,294 | 74,294 |
| | Earnings per Share (R$) | 2.32200 | 8.68921 | 2.07276 | 5.28522 |
| | Losses per Share (R$) | 0.00000 | 0.00000 | 0.00000 | 0.00000 |

KPMG INITIALLED FOR IDENTIFICATION PURPOSES

# 1 Operating Context

Acesita S.A. ("The Company") is a publicly-held whose corporate object is the production and marketing of special metallurgy products, agribusiness, and the rendering of technical services related to its field of business.

The Company's main activities are carried out at the plant facility located in the city of Timóteo, State of Minas Gerais. In addition, The Company holds equity interest in other companies engaged in activities related to its corporate object.

On September 30, 2007, the main shareholding interests held by the Company and respective fields of business are:

- Acesita Serviços, Comércio, Indústria e Participações Ltda. - (100% direct ownership interest) – distribution and processing of steel for third parties and sale to end consumers, especially under the name "Amorim Comercial" and "Acesita Serviços Campinas", as well as shareholding interest in the capital of other companies, as follows:
  - ➢ Acesita Energética Ltda. - (100% ownership interest) – reforesting and production of charcoal;
  - ➢ Inox Tubos S.A. - (43.85% total shareholding interest – 50.0% of the voting stock) – manufacturing and sale of seamed steel tubes and special alloys;
  - ➢ Acesita Argentina S.A. - (100% ownership interest) – commercial representation in Argentina;
  - ➢ Preservar Madeira Reflorestada Ltda. – (50% indirect shareholding interest) – manufacturing of wooden artifacts;
  - ➢ Acesita Centros de Serviços Ltda. – (100% ownership interest) – rendering of cutting and finishing services for steel products in general.

- Acesita International Ltd. – (100% direct ownership interest) – commercial representation abroad.

- Acesita Export and Trade - (100% direct ownership interest) – commercial representation abroad. This company is in the process of ending its activities.

- Acesita Holding BV – (100% direct ownership interest) – company established on June 27, 2007, the object of which is commercial representation abroad and shareholding interest in another company, as follows:

  - ➢ Acesita Imports & Exports, LDA – (100% ownership interest) – company acquired on July 03, 2007, the object of which is the importing and exporting of products.

## 2 Presentation of quarterly information

The accounting principles, methods and criteria adopted are consistent with those used in the presentation of the financial statements for the fiscal period ended on December 31, 2006, according to the accounting practices adopted in Brazil and to the rules of the Comissão de Valores Mobiliários/CVM (Brazilian Securities and Exchange Commission). The values are presented in thousands of reais.

As of the quarter ended on March 31, 2007, the Company decided to present, in addition to the balance sheet, the income statement and explanatory notes on the company ACESITA S.A., the parent company, as well as the referred income statements and notes on the Company and its subsidiaries ("consolidated"). Thus, for comparative purposes, this Quarterly Report also includes the balance sheet, the income statement, and, where applicable, information contained in the explanatory notes, referring to the consolidated data of June 30, 2007 and September 30, 2006.

## 3 Main consolidation procedures

The accounting policies were applied in a uniform manner to all consolidated companies and are consistent with those used in the fiscal period ended on December 31, 2006 and in the nine-month period ended on September 30, 2006.

The consolidated Quarterly Report includes the financial statements of the parent company and of the subsidiary companies referred to in Explanatory Note 1.

The parent company's equity interest in subsidiaries, as well as the relevant balances of asset and liabilities, revenues, costs, expenses and unearned income arising from transactions carried out between the companies, net of taxes, were eliminated from the consolidated quarterly report. The subsidiary companies Inox Tubos S.A. and Preservar Madeira Reflorestada Ltda., in which the control is held jointly with other shareholders, are consolidated according to the proportional consolidation method, applicable to each item of the subsidiaries' financial statements Consequently, minority shareholding interests are not highlighted.

Reconciliation of the values referring to the shareholders' equity and the result between consolidated and parent company is as follows:

| | Shareholders' Equity | | Net profit for the nine-month period | |
|---|---|---|---|---|
| | 30/09/07 | 30/06/07 | 30/09/07 | 30/09/06 |
| Consolidated | 3,374,008 | 3,198,708 | 642,133 | 390,173 |
| Elimination of unearned income in transactions with subsidiary companies | 18,226 | 21,015 | 3,423 | 2,487 |
| Parent Company | 3,392,234 | 3,219,723 | 645,556 | 392,660 |

## 4 Deferred taxes and tax credits

| | Consolidated | | Controlling Company | |
|---|---|---|---|---|
| | 30/09/07 | 30/06/07 | 30/09/07 | 30/06/07 |
| Deferred income tax and social contribution | 264,875 | 269,283 | 223,723 | 231,539 |
| Withheld IT, advanced IRPJ and CSLL | 188,038 | 124,280 | 183,850 | 121,048 |
| PIS | 4,359 | 4,373 | 2,707 | 2,760 |
| COFINS | 13,887 | 13,724 | 12,786 | 12,740 |
| ICMS and IPI | 28,124 | 20,716 | 20,662 | 16,304 |
| Other | 419 | 578 | 241 | 241 |
| | 499,702 | 432,954 | 443,969 | 384,632 |
| Current | (261,076) | (200,112) | (250,930) | (192,542) |
| Non-current | 238,626 | 232,842 | 193,039 | 192,090 |

The deferred income tax and social contribution were calculated and accounted for, on September 30 and June 30, 2007, as follows:

| | Income Tax | Social Contribution | 30/09/07 Total | 30/06/07 Total |
|---|---|---|---|---|
| Consolidated | | | | |
| Tax loss and negative base | 708,274 | 708,861 | | |
| Intertemporary Differences | 538,595 | 537,064 | | |
| | 1,246,869 | 1,245,925 | | |
| Rates | 25% | 9% | | |
| Total deferred income tax and social contribution | 311,717 | 112,133 | 423,850 | 413,706 |
| Non-accounted deferred income tax and social contribution | (121,598) | (37,377) | (158,975) | (144,423) |
| Deferred income tax and social contribution accounted for in assets | 190,119 | 74,756 | 264,875 | 269,283 |
| Current | (42,072) | (15,146) | (57,218) | (61,301) |
| Non-current | 148,047 | 59,610 | 207,657 | 207,982 |
| Controlling Company- | | | | |
| Tax loss and negative base | 517,399 | 500,560 | | |
| Intertemporary Differences | 507,334 | 506,546 | | |
| | 1,024,733 | 1,007,106 | | |
| Rates | 25% | 9% | | |
| Total deferred income tax and social contribution | 256,183 | 90,640 | 346,823 | 341,833 |
| Non-accounted deferred income tax and social contribution | (96,677) | (26,423) | (123,100) | (110,294) |
| Deferred income tax and social contribution accounted for in assets | 159,506 | 64,217 | 223,723 | 231,539 |
| Current | (42,072) | (15,146) | (57,218) | (61,301) |
| Non-current | 117,434 | 49,071 | 166,505 | 170,238 |

The tax loss balance of the Parent Company includes R$221,819 (same value on June 30, 2007) referring to non-operating tax loss, that can only be offset by non-operating income (value not reported on September 30 and June 30, 2007).

The deferred income tax and social contribution are stated for to reflect future tax effects attributable to temporary differences between the tax base of assets and liabilities and their respective book value. The main inter-temporary differences refer mainly to provisions for losses related to non-amortized premiums of subsidiaries and provisions to be deducted upon settlement.

In fiscal 2006, the Company achieved three years of taxable income, considering the last five years, which allowed additional deferred tax credits to be accounted for together with the those already accounted for, as established by CVM Instruction 371/2002. Thus, the Company – based on the expectation of generating future taxable income, as determined in a technical study approved by the Management - recognized the taxable credits against tax losses and negative basis for calculating social contributions for previous fiscal periods (including effects of the Plano Verão monetary stability plan – see Explanatory Note 11), that are not subject to statute of limitations and whose offsetting is limited to 30% of the annual taxable income. The book value of the deferred tax asset and the projections will be reviewed periodically, in the event that relevant events modify the projections.

Company's Management considers that deferred assets arising out of temporary differences will be realized in proportion to the final solution of the events that generated such differences.

Based on the technical study of the taxable income projections, calculated according to CVM Instruction Nr. 371, the Company estimates that it will recover the tax credits arising out of the accumulated losses in the following fiscal periods:

| | Estimate for use of the accounted credit | |
|---|---|---|
| Base-year | Consolidated | Controlling Company |
| 2007 | 4,690 | 4,690 |
| 2008 | 103,893 | 99,154 |
| 2009 | 98,490 | 92,466 |
| 2010 | 57,802 | 27,413 |
| Total | 264,875 | 223,723 |

Reconciliation of the credits/expense related to income tax and social contribution in the results of the nine-month periods ended on September 30, 2007 and 2006, comprising their actual and nominal rates, is as follows:

| | Consolidated | | | |
|---|---|---|---|---|
| | 30/09/07 | | 30/09/06 | |
| | IRPJ | CSLL | IRPJ | CSLL |
| Profit before income tax and social contribution | 831,012 | 831,012 | 538,170 | 538,170 |
| Rate | 25% | 9% | 25% | 9% |
| Tax and social contribution calculated on income before income tax and social contribution | (207,753) | (74,791) | (134,543) | (48,435) |
| *Temporary and permanent differences* | | | | |
| Depreciation of revalued assets | (18,675) | (6,723) | (18,430) | (6,635) |
| Effects of Plano Verão (exclusion of depreciation and write-off of fixed assets) | 1,302 | 469 | 1,294 | 466 |
| Provisions for losses, contingencies and other | 10,276 | 3,898 | 2,458 | (1,313) |
| Other | (12) | 110 | (518) | (204) |
| Debit of income tax and social contribution at the end of each period | (214,862) | (77,037) | (149,739) | (56,121) |
| Set-off of tax losses/negative calculation base | 62,859 | 22,395 | 41,887 | 15,654 |
| Realization of deferred income tax and social contribution assets/liabilities | 18,675 | 6,723 | - | - |
| Deferred income tax and social contribution recorded on intertemporary differences | (2,702) | (1,420) | - | - |
| Deferred income tax and social contribution recorded on tax losses/negative calculation base | (9,178) | 3,509 | - | - |
| Worker meal program | 278 | - | 212 | - |
| Other | 1,345 | 536 | 115 | (5) |
| Expenses for each period | (143,585) | (45,294) | (107,525) | (40,472) |

| | Controlling Company | | | |
|---|---|---|---|---|
| | 30/09/07 | | 30/09/06 | |
| | IRPJ | CSLL | IRPJ | CSLL |
| Profit before income tax and social contribution | 825,180 | 825,180 | 536,733 | 536,733 |
| Rate | 25% | 9% | 25% | 9% |
| Tax and social contribution calculated on income before income tax and social contribution | (206,295) | (74,266) | (134,183) | (48,306) |
| *Temporary and permanent differences* | | | | |
| Equity income | 8,793 | 3,166 | 3,923 | 1,412 |
| Depreciation of revalued assets | (18,675) | (6,723) | (18,430) | (6,635) |
| Effects of Plano Verão (exclusion of depreciation and write-off of fixed assets) | 1,302 | 469 | 1,294 | 466 |
| Provisions for losses, contingencies and other | 4,795 | 1,726 | (3,058) | (3,441) |
| Other | 445 | 272 | 581 | 211 |
| Debit of income tax and social contribution at the end of each period | (209,635) | (75,356) | (149,873) | (56,293) |
| Set-off of tax losses/negative calculation base | 62,891 | 22,607 | 44,962 | 16,886 |
| Realization of deferred income tax and social contribution assets/liabilities | 18,675 | 6,723 | - | - |
| Deferred income tax and social contribution recorded on intertemporary differences | (1,497) | (433) | - | - |
| Deferred income tax and social contribution recorded on tax losses/negative calculation base | (9,178) | 3,509 | - | - |
| Worker meal program | 177 | - | 185 | - |
| Other | 1,341 | 552 | 60 | - |
| Expenses for each period | (137,226) | (42,398) | (104,666) | (39,407) |

The breakdown of current and deferred income tax and social contribution in the result of the nine-month periods ended on September 30, 2007 and 2006 is as follows:

| | Consolidated | | Controlling Company | |
|---|---|---|---|---|
| | 30/09/07 | 30/09/06 | 30/09/07 | 30/09/06 |
| Income tax and social contribution | | | | |
| Current | (204,486) | (147,997) | (197,423) | (144,073) |
| Deferred | 15,607 | - | 17,799 | - |
| Expense | (188,879) | (147,997) | (179,624) | (144,073) |

## 5 Court deposits

On September 30 and June 30, 2007, the Company had filed lawsuits questioning legal aspects related to specific taxes, for which it has deposits in court related to those taxes (See Explanatory Note 11) and to a portion of contingencies (See Explanatory Note 12).

| | Consolidated | | Controlling Company | |
|---|---|---|---|---|
| | 30/09/07 | 30/06/07 | 30/09/07 | 30/06/07 |
| Tax and social security suits | 94,996 | 90,037 | 92,664 | 87,715 |
| Labor and civil suits | 4,190 | 1,823 | 3,550 | 1,201 |
| | 99,186 | 91,860 | 96,214 | 88,916 |

## 6 Investments

(a) The information on invested companies is as follows:

| | Acesita Export and Trade | | Acesita Serviços, Com., Ind e Part. Ltda | | Acesita International Ltd. | | Acesita Holding BV | |
|---|---|---|---|---|---|---|---|---|
| | 30/09/07 | 30/06/07 | 30/09/07 | 30/06/07 | 30/09/07 | 30/06/07 | 30/09/07 | 30/06/07 |
| Capital stock | - | 96 | 208,784 | 204,272 | 13,332 | 13,965 | 386 | 386 |
| Number of shares held (in thousands) | - | 0.1 | 208,784 | 204,272 | 7,250 | 7,250 | 1,500 | 1,500 |
| Shareholders' Equity | - | 1,884 | 299,055 | 286,941 | (34,838) | (35,045) | 4,478 | 386 |
| Investment in the capital stock, at the end of the period - % | - | 100 | 100 | 100 | 100 | 100 | 100 | 100 |
| Investment in shareholders' equity | - | 1,884 | 299,055 | 286,941 | (34,838) | (35,045) | 4,478 | 386 |
| Other investees' information-<br>Net Profit (Loss) - | (36) | 183 | 32,590 | 24,987 | (3,512) | (2,232) | 4,092 | - |
| *Reconciliation with equity accounting result* | | | | | | | | |
| Non-realized income and exchange difference | - | (187) | (1,760) | (1,644) | 5,095 | 3,608 | - | - |
| | (36) | (4) | 30,830 | 23,343 | 1,583 | 1,376 | 4,092 | - |



INITIALLED FOR IDENTIFICATION PURPOSES

The summary of investment-related transactions in the quarter and in the nine-month period ended on September 30, 2007, is as follows:

| | In subsidiary companies | | | |
|---|---|---|---|---|
| | Acesita Holding BV | Acesita Serviços, Com., Ind. e Part. Ltda | In other companies and other investments | Total |
| Balances on June 30, 2007 | 386 | 281,779 | 4,892 | 287,057 |
| Equity income | 4,092 | 7,487 | - | 11,579 |
| Advance for future capital increase | - | 4,513 | - | 4,513 |
| Write-off | - | - | (1,884) | (1,884) |
| Balances on September 30, 2007 | 4,478 | 293,779 | 3,008 | 301,265 |

| | In subsidiary companies | | | |
|---|---|---|---|---|
| | Acesita Holding BV | Acesita Serviços, Com., Ind. e Part. Ltda | In other companies and other investments | Total |
| Balances on December 31, 2006 | - | 231,743 | 6,337 | 238,080 |
| Paid-up Capital | 386 | - | - | 386 |
| Equity income | 4,092 | 30,830 | 251 | 35,173 |
| Advance for future capital increase | - | 31,206 | - | 31,206 |
| Write-off | - | - | (3,580) | (3,580) |
| Balances on September 30, 2007 | 4,478 | 293,779 | 3,008 | 301,265 |

(b) On September 30, 2007, subsidiary company Acesita International Ltd. posted negative shareholders' equity equivalent to R$34,838 (negative by R$35,045 on June 30, 2007). The referred value is entered under the item Other long-term liabilities which in the nine-month period ended September de 2007 was written off from the provision of R$1.583 (provision of R$3,473 in the nine-month period ended in September 2006). This amount was accounted as equity income result of the Company.

(c) The subsidiary companies directly or indirectly controlled by the Company are not listed on stock exchanges.

(d) Equity income is as follows:

| | Consolidated | | Controlling Company | |
|---|---|---|---|---|
| | 30/09/07 | 30/09/06 | 30/09/07 | 30/09/06 |
| **Evaluated according to the equity accounting method** | | | | |
| Acesita Holding BV | - | - | 4,092 | - |
| Acesita Serviços, Com., Ind. e Participações Ltda. | - | - | 30,830 | 15,143 |
| Acesita International Ltd. | - | - | 1,583 | (3,473) |
| Acesita Centros de Serviços Ltda. | - | - | 287 | 307 |
| Acesita Export and Trade | - | - | (36) | 241 |
| | - | - | 36,756 | 12,218 |
| **Evaluated at cost (dividends and interest on own capital )** | | | | |
| Aços Villares S.A. | 2,745 | 1,975 | 2,745 | 1,975 |
| | 2,745 | 1,975 | 39,501 | 14,193 |

(e) Investments in other companies are evaluated according to cost of acquisition. This account is substantially comprised of the direct shareholding interest in the company Aços Villares S.A. corresponding to 4.41% of the latter company's voting stock.

(f) On April 01, 2007, Acesita S.A. conducted a capital increase in its subsidiary company Acesita Serviços, Comércio, Indústria e Participações Ltda. by means of the total number of shares that the latter held in Acesita Centros de Serviços Ltda., based on the book value in the amount of R$9.437, according to the Appraisal Report issued by an independent appraiser.

## 7 Related parties

Main balances and transactions with related companies

| | ASSETS | | | LIABILITIES | | |
|---|---|---|---|---|---|---|
| | Receivable from subsidiaries | Accounts receivable and other balances | Total | Obligations with subsidiary companies | Foreign suppliers, financing and other balances | Total |
| Grupo ArcelorMittal | - | 68,819 | 68,819 | - | 9,737 | 9,737 |
| Acesita Serviços, Comércio, Indústria e Participações Ltda. | - | 80,556 | 80,556 | - | 1,847 | 1,847 |
| Acesita International Ltd. | 86,971 | - | 86,971 | 3,661 | - | 3,661 |
| Acesita Energética Ltda. | - | - | - | - | 824 | 824 |
| Preservar Madeira Reflorestada | - | - | - | - | 293 | 293 |
| Acesita Argentina S.A. | - | - | - | - | 696 | 696 |
| Acesita Centros de Serviços Ltda. | - | - | - | - | 1,143 | 1,143 |
| Inox Tubos S.A. | - | 1,540 | 1,540 | - | 255 | 255 |
| Acesita Imports & Exports | - | 49,692 | 49,692 | - | - | - |
| Total – September 30, 2007 | 86,971 | 200,607 | 287,578 | 3,661 | 14,795 | 18,456 |
| Total – June 30, 2007 | 88,796 | 208,872 | 297,668 | 3,835 | 24,394 | 28,229 |

| | Income for the nine month period ended on 30/09/2007 | | | | |
|---|---|---|---|---|---|
| | Revenues | | | | |
| | Sales | Financial and exchange variations | Total | Financial expenses, exchange variations and other | Purchases |
| Grupo ArcelorMittal | 386,373 | - | 386,373 | 34,443 | 11,609 |
| Acesita Serviços, Comércio, Indústria e Participações Ltda. | 279,620 | - | 279,620 | - | 14,602 |
| Acesita International Ltd. | - | 6,393 | 6,393 | 14,278 | - |
| Acesita Energética Ltda. | - | - | - | - | 56,401 |
| Preservar Madeira Reflorestada | - | - | - | - | 3,442 |
| Acesita Centros de Serviços Ltda. | - | - | - | - | 9,467 |
| Inox Tubos S.A. | 200,329 | - | 200,329 | - | 4,720 |
| Acesita Imports & Exports LDA | 96,609 | - | 96,609 | - | - |
| Total – nine month period ended on 30/09/2007 | 962,931 | 6,393 | 969,324 | 48,721 | 100,241 |
| Total – nine month period ended on 30/09/2006 | 748,370 | 16,749 | 765,119 | 37,447 | 62,913 |

Transactions with related parties were carried out under conditions that the Management considered as being compatible with the market conditions. Loan operations with the subsidiary companies are subject to fees and terms, individually agreed upon, corresponding to Libor + 3% p.a., in addition to the foreign exchange variance. Sales are carried out at prices that are compatible with the prices charged from unrelated clients, taking into consideration the volume and other commercial aspects.

# 8 Fixed Assets

| | Consolidated | | | | Controlling Company | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 30/09/07 | | | 30/06/07 | 30/09/07 | | | 30/06/07 | Average |
| | Cost | Depreciation | Net | Net | Cost | Depreciation | Net | Net | Rate |
| *In operation* | | | | | | | | | |
| Buildings and facilities | 878,263 | (314,685) | 563,578 | 575,136 | 835,711 | (301,815) | 533,896 | 545,578 | 15 |
| Industrial equipment and distribution systems | 2,454,399 | (1,050,667) | 1,403,732 | 1,422,196 | 2,395,999 | (1,023,713) | 1,372,286 | 1,392,817 | 15 |
| Furniture, fittings and instruments | 45,544 | (28,198) | 17,346 | 18,084 | 40,565 | (25,022) | 15,543 | 16,606 | 10 |
| Vehicles | 2,989 | (2,270) | 719 | 881 | 2,403 | (1,834) | 569 | 665 | 5 |
| Hardware | 20,623 | (8,546) | 12,077 | 11,757 | 17,507 | (7,525) | 9,982 | 9,305 | 5 |
| Reforestation | 258,976 | (141,156) | 117,820 | 104,445 | 434 | - | 434 | 434 | (*) |
| Other | 19,859 | (5,727) | 14,132 | 10,568 | 10,690 | (4,934) | 5,756 | 5,887 | 13 |
| | 3,680,653 | (1,551,249) | 2,129,404 | 2,143,047 | 3,303,309 | (1,364,843) | 1,938,466 | 1,971,290 | |
| Land | 9,016 | - | 9,016 | 9,019 | 6,308 | - | 6,308 | 6,308 | |
| Advances to suppliers | 19,429 | - | 19,429 | 15,782 | 18,871 | - | 18,871 | 15,315 | |
| Works in progress | 169,077 | - | 169,077 | 133,069 | 155,512 | - | 155,512 | 113,805 | |
| Importations in progress | 396 | - | 396 | 247 | 396 | - | 396 | 225 | |
| | 197,918 | - | 197,918 | 158,117 | 181,087 | - | 181,087 | 135,653 | |
| | 3,878,571 | (1,551,249) | 2,327,322 | 2,301,164 | 3,484,396 | (1,364,843) | 2,119,553 | 2,106,943 | |

(*) Because of depleted area.

On September 30, 2007, the balance of revaluation accounted for under Fixed Assets corresponded to R$996,514 (R$1,021,270 on June 30, 2007) and includes the reflexes of the revaluations conducted in 1999, 2001 and 2005. The effect on the Company's results for the quarter and the nine-month period ended on September 30, 2007, resulting from the depreciation of the re-valued balance, is an expense, net of taxes, corresponding to R$16,339 and R$49,302 respectively (R$16,261 and R$48,655, respectively, on September 30, 2006).

On September 30, 2007, the Company owned land, buildings and equipment given as collateral, mainly for loans, in the amount of R$631,476 (R$652,039 on June 30, 2007).

# 9 Financing

| | Average annual weighted average – interest and commissions (%) | | Consolidated | | Controlling Company | |
|---|---|---|---|---|---|---|
| | 30/09/07 | 30/06/07 | 30/09/07 | 30/06/07 | 30/09/07 | 30/06/07 |
| Foreign currency (a) | | | | | | |
| Pre-payment | 9.65 | 9.77 | 92,408 | 148,821 | 92,408 | 148,821 |
| Financing of fixed assets | 7.15 | 8.17 | 40,942 | 43,940 | 40,942 | 43,940 |
| | | | 133,350 | 192,761 | 133,350 | 192,761 |
| Domestic currency | | | | | | |
| Financing of fixed assets | 9.67 | 9.39 | 164,159 | 169,938 | 160,865 | 166,950 |
| Working capital and other | 11.23 | 11.89 | 190 | 6,810 | 190 | 220 |
| | | | 164,349 | 176,748 | 161,055 | 167,170 |
| | | | 297,699 | 369,509 | 294,405 | 359,931 |
| Current | | | (50,178) | (106,876) | (49,103) | (99,712) |
| Non-current | | | 247,521 | 262,633 | 245,302 | 260,219 |

(a) Substantially in US dollars.

The credit facilities are subject to foreign exchange variance or monetary adjustment according to official indexes or rates and are partially guaranteed by equipment (See Explanatory Note 8).

Financing of fixed assets include direct on-lending agreements with the Banco Nacional de Desenvolvimento Econômico e Social – BNDES (the National Bank for Social and Economic Development) in the amount of R$162,974 on September 30, 2007 (R$165,206 on June 30, 2007) and indirect on-lending contracts with the BNDES in the amount of R$15,270 on September 30, 2007 (R$17,111 on June 30, 2007).

Collateral

- All prepaid Forex contracts are guaranteed by promissory notes in the total value of the transaction in foreign currency.
- The direct on-lending contracts with the BNDES are guaranteed by letter of guarantee. The indirect on-lending contracts with the BNDES are guaranteed by assets in the minimum value corresponding to 130% of the outstanding balance of each contract.

Covenants

- The Company has loan and credit facility agreements that include covenants related to the maintenance of indebtedness indexes, the financial expense volume and the cash generation. The covenants were complied with on September 30, 2007.

The portion classified as non-current asset is broken down as follows, per year of maturity:

| | Consolidated | | Controlling Company | |
|---|---|---|---|---|
| YEARS | 30/09/07 | 30/06/07 | 30/09/07 | 30/06/07 |
| 2008 | 10,657 | 21,980 | 10,460 | 21,587 |
| 2009 | 87,852 | 89,287 | 87,064 | 88,499 |
| 2010 | 57,125 | 58,180 | 56,390 | 57,445 |
| 2011 | 42,014 | 43,059 | 41,551 | 42,596 |
| 2012 | 25,845 | 25,964 | 25,809 | 25,929 |
| 2013 | 23,843 | 23,965 | 23,843 | 23,965 |
| 2014 | 185 | 198 | 185 | 198 |
| TOTAL | 247,521 | 262,633 | 245,302 | 260,219 |

## 10 Taxes and contributions - Liabilities

| | Consolidated | | Controlling Company | |
|---|---|---|---|---|
| | 30/09/07 | 30/06/07 | 30/09/07 | 30/06/07 |
| Deferred income tax and social contribution | 385,885 | 388,962 | 338,816 | 347,232 |
| Withheld income tax | 3,097 | 3,269 | 2,871 | 3,043 |
| IRPJ and CSLL payable | 201,351 | 143,883 | 199,307 | 141,223 |
| ICMS and IPI | 23,684 | 30,658 | 21,964 | 29,249 |
| Other | 14,441 | 21,310 | 12,435 | 19,157 |
| | 628,458 | 588,082 | 575,393 | 539,904 |
| Current | (276,437) | (233,082) | (270,442) | (226,634) |
| Non-current | 352,021 | 355,000 | 304,951 | 313,270 |

The balance of deferred income and social contribution refers mainly to taxes on the revaluation reserve, the realization of which will be according to the depreciation or writing off of the re-valued assets.

## 11 Taxes and contributions in court

| | Consolidated | | Controlling Company | |
|---|---|---|---|---|
| | 30/09/07 | 30/06/07 | 30/09/07 | 30/06/07 |
| Income tax | 17,097 | 16,597 | 16,679 | 16,179 |
| Social contribution | 2,396 | 2,375 | 2,269 | 2,249 |
| INSS | - | 1,355 | - | 1,289 |
| Other | 1,603 | 1,529 | 546 | 538 |
| | 21,096 | 21,856 | 19,494 | 20,255 |

Taxes and contributions in court in the quarter ended on September 30, 2007 were as follows:

| | Consolidated | Controlling Company |
|---|---|---|
| Balance on June 30, 2007 | 21,856 | 20,255 |
| Additions (including monetary variations) | 529 | 528 |
| Write-offs | (1,289) | (1,289) |
| Balance on September 30, 2007 | 21,096 | 19,494 |

These actions involve the following major issues:

- Income Tax and Social Contribution on Income – Refers to the difference – deposited in court – between the offsetting of taxable income with accumulated losses adjusted by the inflationary effects of the Plano Verão monetary stability plan, without the 30% limit, and the criteria defined by tax laws in effect, now being questioned. In 2004, regardless of the lawsuit in course, the Company chose to directly collect and pay to the coffers of the Federal Government, the Income Tax and Social Contribution calculated for the current fiscal period, instead of paying them via deposit in court. The court deposits referring to this lawsuit amounted to R$29,292 on September 30, 2007 (R$29,027 on June 30, 2007).

  After several legal proceedings, the Superior Court of Justice – STJ handed down the decision in July 2005. The ruling definitively upheld the Company's right to apply the 51.73% index to reconcile the inflationary effects in January and February 1989, arising out of the Plano Verão monetary stability plan. In this respect, on August 18, 2005, the referred court's decision became final and unappealable and on August 29, 2005, the case records were forwarded to the Federal Supreme Court – STF, at which an appeal filed by the

Company was still in course. Taking into consideration the final and unappealable decision handed down by the STJ, and in view of the absence of any appeal filed by the Federal Government, in September 2005 the Company filed, with the STF, its voluntary discontinuance of the appeal it had filed with the STF and reverted the provision then created to the result of the quarter ended on September 30, 2005..

On October 16, 2007, the Federal Court issued an order to the release the court deposit. The order released a portion of such deposit, corresponding to R$23,427. As for the remaining amount, corresponding to R$15,155, the Company's legal advisors have already taken the necessary steps to protect the Company's right to the related remaining asset.

Other issues involving taxes and contributions in court

Law 9718/98 – Discontinuance of legal claim – In November 2002, the Company filed a request at the proper court to discontinue the proceeding related to the increase of the calculation basis of the PIS (Employees Profit Participation Program) and the COFINS (Tax for Social Security Financing), in addition to an increase of the COFINS rate, established by Law 9718/98, because the Company believed, at that time, that the final decision would be unfavorable to it, which would confront the previously created provision with the balance of the existing court deposit. The request was ratified in August 2003.

In November 2005, the increase of the calculation basis of the PIS and of the COFINS, as established by Law 9718/98, was deemed unconstitutional by the Federal Supreme Court. As a result of this decision, the Company immediately filed rescissory action with the objective of annulling the final and unappealable decision referred to above.

In February 2006, a court order was issued for the partial release of the amounts deposited in court. The released amount, corresponding to R$9,441, was credited to the Company. However, this amount differs from the amount specified in the Company's accounting books, which attest to deposits corresponding to R$13,582. In view of this discrepancy, the Company's legal advisors have already taken the necessary measures with the Judge responsible for the case and with the Caixa Econômica Federal (the Federal Savings Bank) to protect the Company's right to the respective remaining asset, the amount of which was provisioned on September 30, 2007.

## 12 Provision for contingencies

The Company and its subsidiaries are parties in lawsuits and administrative proceedings at various courts and government bodies, arising out of the normal course of the Company's activities, involving tax, social security, labor, and civil issues.

The Management, based on information provided by its legal advisors, on the analysis of the pending lawsuits and, in regard to labor claims, based on previous experiences referring to the amounts being claimed, created a provision in the amount considered to be sufficient to cover losses evaluated as likely to occur in view of the proceedings in course, as follows:

| | Consolidated | | Controlling Company | |
|---|---|---|---|---|
| | 30/09/07 | 30/06/07 | 30/09/07 | 30/06/07 |
| Tax and social security risks | 49,224 | 48,621 | 48,801 | 48,198 |
| Labor risks | 62,370 | 59,684 | 61,271 | 58,469 |
| Civil risks | 17,866 | 19,988 | 17,866 | 18,168 |
| Total | 129,460 | 128,293 | 127,938 | 124,835 |

Provisions for contingencies in the quarter ended on September 30, 2007, were as follows:

| | Consolidated | | | |
|---|---|---|---|---|
| | Tax and social security | Labor | Civil | Total |
| Balance on June 30, 2007 | 48,621 | 59,684 | 19,988 | 128,293 |
| Additions | 643 | 3,040 | 487 | 4,170 |
| Write-offs | (431) | (472) | (2,622) | (3,525) |
| Monetary variations | 391 | 118 | 13 | 522 |
| Balance on September 30, 2007 | 49,224 | 62,370 | 17,866 | 129,460 |

| | Controlling Company | | | |
|---|---|---|---|---|
| | Tax and social security | Labor | Civil | Total |
| Balance on June 30, 2007 | 48,198 | 58,469 | 18,168 | 124,835 |
| Additions | 643 | 3,036 | 487 | 4,166 |
| Write-offs | (431) | (352) | (802) | (1,585) |
| Monetary variations | 391 | 118 | 13 | 522 |
| Balance on September 30, 2007 | 48,801 | 61,271 | 17,866 | 127,938 |

These provisions are related to the following main issues:

Tax and social security risks

- Contribuição Social sobre Lucro Liquido/CSLL (Social Contribution on Net Income) – Refers to the litigation on the value of the loss of suit expenses related to the litigation, already ended, related to social contribution payment, estimated at R$4,279 (R$4,196 on June 30, 2007).

- Imposto sobre Circulação de Mercadorias e Serviços/ICMS (Tax on Goods and Services) – Refers substantially to the provision to cover the Company's defense in various lawsuits filed by the state tax authorities, involving litigation on the use of credits on products considered as being intermediary products by the Company and considered as being consumer products by the other party, and issues involving the joint liability for the ICMS in transactions between the Company and its suppliers. On September 30, 2007, this provision amounted to R$31,201 (R$30,858 on June 30, 2007).

- Instituto Nacional de Seguridade Social/INSS (National Institute of Social Security) – Refers to the provision to cover notices from the INSS related to the discussion on retained social security contributions levied over services provided by third parties. On September 30, 2007, this provision amounted to R$2,985 (R$2,993 on June 30, 2007).

- Other tax issues – Refers basically to the provision to cover litigation on compulsory fees, the increase of public utility rates and the like, totaling a provision of R$10,336 (R$10,151 on June 30, 2007).

Labor risks

- The Company is defendant in several labor complaints, including pain and suffering, property and disfiguring damage. The provision to cover possible unfavorable decisions was created individually, the prognosis of the Company's legal advisors that the decisions would not be favorable to the Company. A provision in the amount of R$49,495 was also created to cover the litigation involving the break during working hours for rest and meals.

Civil risks

- The Company is a defendant in a number of lawsuits of a civil nature, including pain and suffering, property and disfiguring damage, real estate and ownership issues, among others.

The Company is also a defendant in other lawsuits, estimated at R$191,212 (R$174,818 on June 30, 2007) as detailed in the chart below:

| | Consolidated | | Controlling Company | |
|---|---|---|---|---|
| | 30/09/07 | 30/06/07 | 30/09/07 | 30/06/07 |
| Tax and social security risks | 148,519 | 149,872 | 147,055 | 148,410 |
| Labor risks | 6,558 | 5,151 | 5,820 | 5,050 |
| Civil risks | 41,389 | 23,725 | 38,337 | 21,358 |
| Total | 196,466 | 178,748 | 191,212 | 174,818 |

Based on the opinion of its legal advisors, whose prognosis is that the outcome has a possible risk, the Company did not constitute provision for those lawsuits.

Of the tax and social security risks, the most important ones are those related to tax assessment notice from the Instituto Nacional de Seguridade Social – INSS, referring to the failure to collect the additional SAT on activities subject to special employees' retirement in the value estimated at R$29,471 (R$29,664 on June 30, 2007).

In 2005 third quarter, a lawsuit was filed against the Company and the City Government of Timóteo, where the Company's industrial facility (mill) is located. The object of the lawsuit, in the amount of R$55,000, is the value of the Imposto sobre Propriedade Territorial Urbana – IPTU (Municipal Real Estate Tax) negotiated by the Company and the referred city government. Based on the widely favorable opinion of its legal advisors as regards the outcome of the lawsuit (remote risk), the Company's management did not constitute a provision for this claim.

In addition, the Company is discussing – and being successful – lawsuits in the amount of approximately R$150,000 filed by the Finance Authorities of the State of Minas Gerais. The lawsuits refer to the ICMS tax levied on the export of products considered by the state tax authorities as being semi-finished products. The management did not constitute provision for these lawsuits, in view of the opinion of its legal advisors as to the favorable outcome of these lawsuits (remote risk), ever since the receipt of the Tax Assessment Notice. This is corroborated by a succession of favorable decisions handed down by several courts, especially the recent and widely publicized decision handed down by the Higher Court of Justice – STJ, upholding the res judicata in favor of the Company.

In December 2005, the Company received Tax Assessment Notice in the total amount of R$300,919 (adjusted to September 30, 2007) which substantially questions the tax calculation procedure of the Plano de Integração Social/PIS (Employees´ Profit Participation Program) and the Contribuição Social para Financiamento da Seguridade Social/COFINS (Tax for Social Security Financing) over foreign exchange variance. In January 2006, the Company filed a Challenge to the Tax Assessment Notice with the Federal Tax Department, on which the decision is still pending. Based on the opinion of its legal advisors, the Company deems its chances of a successful outcome as being very likely (remote risk) and therefore did not constitute any provision.

On September 30, 2007 the inventory of finished products, in the approximate amount of R$64,461 (R$43,899 on June 30, 2007), was given as guarantee of the administrative and court proceedings in course.

## 13 Shareholders' Equity

The statement of changes in the quarter ended on September 30, 2007, is as follows:

| | 30/06/07 | Cancellation of suits | Result of the quarter | Realization of revaluation reserve | 30/09/07 |
|---|---|---|---|---|---|
| Capital Stock | 1,251,921 | - | - | - | 1,251,921 |
| Capital reserves | 3,948 | (3,592) | - | - | 356 |
| Revaluation reserves | 674,038 | | | (16,339) | 657,699 |
| Profit reserves | | | | | |
| . Legal reserve | 85,771 | | | | 85,771 |
| . Treasury stock | (3,937) | 3,592 | - | - | (345) |
| . Investments and working capital | 701,974 | | | | 701,974 |
| | 783,808 | | | | 787,400 |
| Retained earnings | | | | | |
| . Realization of revaluation reserve | 32,963 | - | - | 16,339 | 49,302 |
| Net profit for the period | 473,045 | - | 172,511 | - | 645,556 |
| Total shareholders' equity | 3,219,723 | - | 168,919 | - | 3,392,234 |

The General Shareholders' Meeting held on April 25, 2007, approved the allocation of the net profit of fiscal 2006, including the proposed dividends that were consigned in the financial statements of the fiscal period ended on December 31, 2006.

On July 05, 2007, the Company's Board of Directors authorized, under the terms of CVM Instruction 358/02, the cancellation of 122,422 common shares and 105,490 preferred shares issued by the company.

In relation to the information included in the financial statements of December 31, 2006, no changes were made this quarter in regard to the policy for the constitution of reserves and for the distribution of the Company's dividends.

## 14 Pension plan

The Company and its subsidiary Acesita Energética Ltda. sponsor two pension plans for their employees: Acesita Previdência Privada - ACEPREV and Plano de Seguridade Acesita (the former CCF Fundo de Pensão under the management of the HSBC Fundo de Pensão). Both pension plans are combined, or variable contribution plans, as defined by the Office of the Secretary of Complementary Social Security (part defined contribution and part defined benefit). The main objective is to complement the benefits provided by the government's pension plan system.

A survey of the actuarial assets and liabilities of the pension plans, in compliance with CVM Deliberation 371/2000, is conducted annually by the Company on the December 31, the base date.

## 15 Financial instruments

The Company and its subsidiaries own financial instruments inherent to their activities. Such financial instruments include cash and cash equivalents, accounts receivable, investments, credit facilities and hedge operations. The Company maintains operating policies and strategies with the objective of obtaining liquidity, profitability and protection. The Company also has procedures that monitor balances and has conducted business with banks that meet the requisites of financial soundness and reliability, according to defined management criteria. The control policy comprises the permanent monitoring of contracted rates versus current market rates.

The net exposure of the Company and its subsidiaries to risks of foreign exchange fluctuations is shown below:

| | Accounting Value | |
|---|---|---|
| | Consolidated | Controlling Company |
| Cash and Cash Equivalents | 23,028 | (1,179) |
| Accounts receivable and other assets | 252,753 | 330,046 |
| Suppliers and other accounts payable | (197,784) | (230,014) |
| Financing | (133,351) | (133,351) |
| Net exposure on September 30, 2007 | (55,354) | (34,498) |
| Net exposure on June 30, 2007 | (58,900) | (38,392) |

On September 30, 2007, the financial instruments, considering the portions with short and long-term maturities, whose accounting balances differ significantly from market values, are as follows:

| | Consolidated | | Controlling Company | |
|---|---|---|---|---|
| | Accounting balance | Market value | Accounting balance | Market value |
| Assets | | | | |
| Investments in other companies and other investments | 3,056 | 114,784 | 3,008 | 114,736 |
| Liabilities | | | | |
| Financing | 307,246 | 311,124 | 303,952 | 307,830 |

The Investments in Other Corporations and Other Investments account is substantially comprised of investments in the company Aços Villares S.A. which is accounted for in the Company for the value of R$3,000 on September 30, 2007. The market value of these shares corresponded to R$114,728 on September 30, 2007 (R$126,346 on June 30, 2007).

No estimate was made of the market value of investments in privately-held companies because there is no active market for the trading of such securities.

The market value of loans and credit facilities was calculated by using current interest rates, available for operations with similar conditions and remaining maturities.

The market values are calculated at a specific time, based on available information and on own evaluation methodologies. The estimates do not necessarily indicate that they can be realized at the adopted rates/quotes.

The use of different market information and/or evaluation methodologies may have a significant effect on the amount of the estimated market value.

The Company is also subject to credit risk related to its current assets, financial investments and derivatives transactions. This risk is minimized by the fact that the Company centralizes its financial operations at high-rate institutions. In spite of this analysis, the Company has a financial investments balance at a bank institution at which intervention was decreed by the Central Bank of Brazil in November 2004. The Company constituted a loss provision corresponding to the full amount of the balance, equivalent to R$8,631. The Company does not have a collateral agreement for financial instruments. The credit risks arising from credit sales are minimized by the constant monitoring and a conservative credit granting policy. In general, no collateral is required for credit sales. The Company's has accounting provisions for doubtful loans.

In addition, the Company is subject to risks related to price fluctuations of nickel, the main raw material used in the manufacturing of stainless steel of the 3XX line. Nickel prices are established daily on the London Metal Exchange (LME).

To minimize the risks resulting from price fluctuations of nickel in the period that elapses between the definition of the raw material's reference purchase price and the applied reference price of this raw material contained in the finished product to be passed on to the client, the Company calculates every month the quantity of nickel exposed to the fluctuations of the international market and carries out hedge operations with financial derivatives on the LME.

The nickel hedge contracts outstanding on September 30, 2007 were as follows:

| Contract date | Maturity date | Quantity (in tons) | Revenue (Expense) accounted for in company income |
|---|---|---|---|
| 08/06/2007 | 05/10/2007 | 498 | 11,458 |
| 11/06/2007 | 05/10/2007 | 252 | 6,100 |
| 25/07/2007 | 05/10/2007 | 204 | 756 |
| 07/08/2007 | 05/10/2007 | 102 | (35) |
| 08/08/2007 | 05/10/2007 | 102 | (325) |
| 10/08/2007 | 05/10/2007 | 102 | (758) |
| 02/08/2007 | 07/11/2007 | 204 | (416) |
| 14/08/2007 | 05/11/2007 | 102 | (708) |
| 03/09/2007 | 07/11/2007 | 702 | (2,006) |
| 10/09/2007 | 07/11/2007 | 348 | (577) |
| 24/08/2007 | 05/12/2007 | 102 | (815) |

| | |
|---|---|
| (=) Prorated revenue from outstanding contracts (*) | 12,674 |
| (+) Expense of contracts closed in the nine month period ended on 30/09/07 | (894) |
| (=) Revenue recorded in the nine month period ended on 30/09/07 | 11,780 |

(*) Revenue recorded in the quarter ended on 30/09/07.

In addition, the Company also had forward currency contracts outstanding on September 30, 2007, with the objective of hedging its net exposure to foreign exchange fluctuations.

On September 30, 2007, the net credit balance (asset) corresponded to R$4,650, net of amortizations (bottom-line revenue totaled R$1,914).

## 16 Additional Information

(a) Statements of Cash Flows (parent company)

As additional information, the Company presents the statement of cash flow prepared according to the NPC 20 – Statement of cash flows, issued by IBRACON - Instituto de Auditores Independentes do Brasil (the Brazilian Institute of Independent Auditors).

| | 3rd QUARTER | | Nine month period ended on | |
|---|---|---|---|---|
| | 30/09/2007 | 30/09/2006 | 30/09/2007 | 30/09/2006 |
| **CASH FLOW FROM OPERATING ACTIVITIES:** | | | | |
| **Net profit for the quarter / nine months period** | 172,511 | 153,994 | 645,656 | 392,660 |
| Adjustments to reconcile income to cash generated by operating activities: | | | | |
| Depreciations | 42,262 | 40,996 | 130,869 | 123,101 |
| Income from sales/write-off of fixed assets | 246 | (111) | (151) | (5,283) |
| Equity income | (11,754) | (7,471) | (36,756) | (12,218) |
| Constitutions (reversions) of provisions | (28,126) | 10,821 | (21,002) | 40,292 |
| Net financial, including monetary and exchange variations, and interest | 1,826 | 7,605 | 4,230 | 13,650 |
| | 176,965 | 205,834 | 722,746 | 552,202 |
| **(Increase) Reduction of assets** | | | | |
| Accounts receivable | 158,713 | (84,598) | (49,558) | (84,420) |
| Inventories | 132,680 | (30,821) | (29,551) | 24,032 |
| Taxes and contributions (short and long term) | (57,387) | (32,608) | (135,316) | (79,643) |
| Securities receivable | 974 | 285 | 12,764 | 23,973 |
| Court deposits | (3,722) | (139) | (4,223) | 352 |
| Other | 19,557 | (1,010) | 37,249 | 3,190 |
| | 250,815 | (148,891) | (168,635) | (112,516) |
| **Increase (Reduction) of liabilities** | | | | |
| Suppliers | (78,982) | 28,186 | (80,751) | (61,153) |
| Salaries and social charges | 7,630 | 14,876 | (9,579) | 13,060 |
| Taxes and contributions | 35,155 | 53,530 | 185,514 | 137,951 |
| Other | (7,691) | 19,400 | (9,296) | 31,503 |
| | (43,888) | 115,992 | 85,888 | 121,361 |
| **Net flow generated by operating activities** | 383,892 | 172,935 | 639,999 | 561,047 |
| **CASH FLOW FROM INVESTMENT ACTIVITIES:** | | | | |
| Purchases of fixed assets | (58,430) | (29,965) | (128,330) | (78,380) |
| Advance for future capital increase in investees | (2,661) | (6,363) | (20,302) | (28,675) |
| Received from sales of fixed assets and goods destined for sale | 189 | 111 | 932 | 9,142 |
| **Net flow applied in investment activities** | (60,902) | (36,217) | (147,700) | (97,913) |
| **CASH FLOW FROM FINANCING ACTIVITIES:** | | | | |
| Loans and financing – Foreign currency - | | | | |
| Funding | - | 430 | - | 802 |
| Amortizations | (57,141) | (100,698) | (187,679) | (287,567) |
| Loans and financing – Domestic currency - | | | | |
| Funding | 535 | 2,359 | 781 | 5,042 |
| Amortizations | (12,479) | (26,025) | (35,914) | (61,398) |
| Payment of Interest on Own Capital and dividends | - | (10,277) | (120,091) | (89,629) |
| **Net flow applied in financing activities** | (69,085) | (134,211) | (342,903) | (432,750) |
| **CASH FLOW GENERATED IN THE QUARTER/NINE MONTH-PERIOD** | 253,905 | 2,507 | 149,396 | 30,384 |

| | 30/09/2007 | 30/09/2006 | 30/09/2007 | 30/09/2006 |
|---|---|---|---|---|
| **Increase in cash and cash equivalents** | | | | |
| At the beginning of the quarter / nine month period | 393,613 | 337,066 | 498,122 | 309,189 |
| At the end of the quarter / nine month period | 647,518 | 339,573 | 647,518 | 339,573 |
| **Variation in the balance of cash and cash equivalents** | 253,905 | 2,507 | 149,396 | 30,384 |

(b) Value added value statements ( parent company )

The Management is divulging, in compliance with Official Letter /CVM/SNC/SEP Nr. 01/06, the value added statement, the objective of which is to demonstrate the value of wealth generated by the Company and the distribution to the parties that contributed to the generation thereof.

All the information contained herein was obtained from the Company's accounting records. Specific information on the traditional income statement was reclassified, in view of the fact that such information considered the statement of added value and that of generated added value. .

| | 3rd QUARTER | | Nine month periods ended on | |
|---|---|---|---|---|
| | 30/09/2007 | 30/09/2006 | 30/09/2007 | 30/09/2006 |
| **Revenues** | 1,093,901 | 1,125,178 | 3,828,319 | 2,957,560 |
| Sales of products and services (net of returns and rebates) | 1,091,025 | 1,129,190 | 3,825,805 | 2,953,953 |
| Reversion (Constitution) of Provision for doubtful credits | - | (4,891) | (388) | (4,518) |
| Non-operating | 2,876 | 879 | 2,902 | 8,125 |
| **Inputs acquired** | (678,972) | (743,163) | (2,482,101) | (1,975,866) |
| Consumed raw materials | (546,458) | (501,518) | (1,934,510) | (1,328,264) |
| Materials, energy, third party service and other | (132,514) | (241,645) | (547,591) | (647,602) |
| **Gross added value** | 414,929 | 382,015 | 1,346,218 | 981,694 |
| **Retentions** | | | | |
| Depreciation | (42,262) | (40,996) | (130,869) | (123,101) |
| **Net added value produced by the company** | 372,667 | 341,019 | 1,215,349 | 858,593 |
| **Added value received as transfer** | 22,706 | 21,599 | 92,395 | 93,537 |
| Equity income | 11,754 | 7,471 | 36,756 | 12,218 |
| Dividends and interst on own capital from other investments | 1,293 | 1,082 | 2,745 | 1,975 |
| Net asset financial revenues, monetary and exchange variations | 9,659 | 13,046 | 52,894 | 79,344 |
| **TOTAL ADDED VALUE FOR DISTRIBUTION** | 395,373 | 362,618 | 1,307,744 | 952,130 |

| | 30/09/2007 | % | 30/09/2006 | % | 30/09/2007 | % | 30/09/2006 | % |
|---|---|---|---|---|---|---|---|---|
| **DISTRIBUTION OF ADDED VALUE:** | | | | | | | | |
| **EMPLOYEES** | | | | | | | | |
| Salaries, charges | 58,318 | 14.75% | 61,555 | 16.97% | 169,791 | 12.98% | 164,425 | 17.27% |
| Board of officers fees and charges | 1,131 | 0.29% | 892 | 0.25% | 3,475 | 0.27% | 2,659 | 0.28% |
| | 59,449 | 15.04% | 62,447 | 17.22% | 173,266 | 13.25% | 167,084 | 17.55% |
| **TAXES** | | | | | | | | |
| Federal | 126,370 | 31.97% | 117,668 | 32.44% | 383,932 | 29.35% | 300,393 | 31.55% |
| State | 23,311 | 5.90% | 8,378 | 2.31% | 57,656 | 4.41% | 31,676 | 3.33% |
| Municipal | 2,707 | 0.68% | 2,629 | 0.73% | 8,508 | 0.65% | 8,266 | 0.87% |
| Less: Tax Incentives | (139) | (0.04%) | (120) | (0.03%) | (317) | (0.02%) | (245) | (0.03%) |
| | 152,249 | 38.51% | 128,555 | 35.46% | 449,779 | 34.39% | 340,090 | 35.72% |
| **INTEREST** | 9,464 | 2.39% | 16,487 | 4.55% | 34,667 | 2.65% | 47,850 | 5.03% |
| **RENTS** | 1,700 | 0.43% | 1,135 | 0.31% | 4,456 | 0.34% | 4,448 | 0.47% |
| **DESTINATION OF PROFIT** | | | | | | | | |
| Retained earnings | 172,511 | 43.63% | 153,994 | 42.47% | 645,556 | 49.37% | 392,660 | 41.24% |
| | 172,511 | 43.63% | 153,994 | 42.47% | 645,556 | 49.37% | 392,660 | 41.24% |
| | 395,373 | 100% | 362,618 | 100% | 1,307,744 | 100% | 952,130 | 100% |

* * *

# PERFORMANCE

## NET RESULT

*Net income of R$ 172.5 million in 3Q07 is 12.0% higher than that posted in 3Q06.*

Despite the good level of economic activity in Brazil in 2007, especially for the stainless and silicon steel segments, the Company's performance began to be affected by the unfavorable conditions experienced by the international market as of the end of the first quarter of year. As a result, the Company reported net income of R$ 172.5 million for the period, a 30.6% decline over the record result of the 2nd quarter of the year, although it was 12% higher than the figure posted in the 3rd quarter of 2006.

The reduction in sales was primarily due to a smaller sales volume of the 300 series steel, mainly to the distribution sector that, as expected, gave priority to reducing inventory due to the decline in nickel prices.

Of particular note was the contribution of the subsidiaries, which added R$ 13.0 million to the Parent Company's earnings. Despite the softening in the distribution sector, the income provided by the other activities carried out by the service centers, coupled with Acesita Energética's earnings, made the total equity from subsidiaries remain flat when compared with 2Q07.

The provision for payment of Income Tax and Social Contribution during the quarter was R$ 53.2 million, which represented 23.6% of income.

With excellent results achieved during the first two quarters of the year, accrued net income was R$ 645.6 million, which surpassed the result for the full year of 2006 by 2.1% (R$ 13.5 million).

**Net Income (R$ million)**


632.1
645.6
4 Q
3Q
2Q
1Q
154.0
112.8
2006
2007

## OPERATING PERFORMANCE

**PRODUCTION AND SALES**

The industrial operation proceeded normally during the period. Total sales during the quarter presented a reduction of 11,600 tons compared to the previous quarter, totaling 175,300 tons, of which 79,000 tons (or 45.1%) corresponded to stainless steel. Compared to 2Q07, the stainless steel sales volume declined 16.8%, mainly due to the reduction of inventory, particularly of 3XX steels, on the part of the distributors in almost all of the markets and the seasonal reduction in sales to the European market. During the first nine months of the year, the Company sold 545,900 tons, distributed as follows: 50.7% stainless steel, 25.2% silicon steel, 15.1% carbon/alloyed steel and 9.0% solid pig iron.

Acesita has a distinctive industrial profile coupled with an operating structure that allows it to adjust the mix of its various products, giving greater or lesser emphasis to a given type of steel according to market demand. This flexibility has made it possible to alternate production between stainless, silicon and carbon steels, contributing to the mitigation of the impacts of a reversal of the high cycles of the Company's results.

**Sales Volume Destination by Market**
**3Q07**



**Sales Volume - Quarterly**
**('000 tons)**


196
193
184
187
175
50
44
44
46
3Q06
4Q06
1Q07
2Q07
3Q07
Stainless Steel
Silicon Steel
Carbon / Alloyed Steel
Others

**EXPORTS**

In 3Q07, the Company exported 38,900 tons of steel, totaling 141,000 tons during the first nine months of the year. The main destinations for its stainless steel output were Asia, South America and Europe. Stainless steels accounted for 82.2% and 87.3% of the total export shipments in 3Q07 and the first nine months of the year, respectively.

South America, where Acesita is the only producer of stainless and silicon steels, represents one of its main markets. The change occurred in the past few years in the destination of its exports, with a substantial increase in the percentage of product sent to Argentina and the U.S. in detriment to Asia, reflects the strategy adopted by the Company to strengthen its position in the Americas.

## Destination of Stainless Export Sales


Others
3.1%
South America
29.2%
Others
4.4%
South America

9M06 9M07

### Export market

*The international stainless steel market remained cool as a result of the decline in prices.*

In the third quarter, the international stainless steel market continued to cool off, highlighted by reductions in mill production levels, inventory adjustments through the distribution chain, dropping base prices and, in addition, the seasonal decline of apparent demand.

The sequence of reductions in the average price of nickel, seen as of May 2007, was interrupted in September/07, upon reaching US$ 29.568 per ton and US$ 31,055 in October. Considering the temporary mismatch in the passing through of the variation in nickel prices to the price of austenitic stainless steel (3XX), 3Q07's revenue was strongly impacted by the decline in the price of the alloy. The fall in series 3XX volumes, which includes nickel in its composition, reflects the effort made by distributors in order to reduce their inventories.

### Domestic market

*Domestic market feels the impact from the stainless steel declining cycle.*

The reversal of the positive demand and price conditions in the stainless steel segment, stemming from the economic situation and the drop in prices on the international market, has already been reflected on the domestic market.

Concerning the apparent demand of stainless steel, the maintenance of the level of economic activity in Brazil contributed to reduce repercussions of these conditions. However, in relation to the demand from the distribution segment, likewise the international market, there was a significant reduction in the volume of orders placed within the Company.

The domestic market represented 77.8% of the total sales volume in the third quarter and 74.2% of the accrued sales on the year, being the segment in which the Company today has the best possibility of adding more services, thus remaining its principal area of focus.

The silicon steel segment, which is used to produce electric equipment, continues in a favorable demand situation and with stable prices. The production of these steels (OG and NOG) is proceeding at full capacity and investments to expand capacity are on schedule.

## PRICES

*Trend towards declining average prices on the international market.*

A worsening of market fundamentals based on the softening of demand from end consumers during the holiday period in the northern hemisphere and the continuous adjustments to inventory by the distributors comprised one of the factors the contributed to the retreat of prices during the period.

Moreover, the startup of new operations in China and world demand that is often satisfied at the expense of discounts in order to reduce inventory levels led to a cooling off of the market and, as a consequence, an attendant decline in base prices.

## ECONOMIC AND FINANCIAL PERFORMANCE

### NET OPERATING REVENUE

*R$ 874.4 in the 3rd quarter and R$ 3,101.6 million in the first nine months of the year signal good performance in 2007.*

The net operating revenue for the quarter totaled R$ 874.4 million, presenting an expected decline for the period. It should be noted that the accrued total for the year, R$ 3,101.6 million, represents an increase of 28.8% over the same period of 2006.

As had been forecast in the case of stainless steel, the decline in nickel prices, occurring as of May, was reflected in the stainless steel 3XX series sales revenues over the 3rd quarter, due to the temporary mismatch inherent in the calculation of the alloy surcharge. As mentioned previously, the decline in the price of nickel also led to a reduction in the sale of these steels to the distributors, who already held high levels of inventory of the product.

Regarding silicon steel, the situation remained favorable, with heated up demand in the domestic market, a trend that should continue over the medium-term.

**Net Operating Revenue – R$ million**


3,442.4
3,101.6
4Q
3Q
2Q
1Q
920.3
792.8
695.9
874.4
1,135.3
1,092.0
2006
2007

## INDUSTRIAL COSTS

*Reversal of nickel prices reflected favorably on the 3rd quarter's COGS.*

In the third quarter, the Cost of Goods Sold (COGS) totaled R$ 595.1 million, 21.0% and 3.3% lower than the amount registered in 2Q07 and 3Q06, respectively. The 26.2% increase of this item in the first nine months of the year compared to the same period the previous year was strongly influenced by the variation in nickel prices. This metal alone accounted for 39.3% of the total COGS breakdown.

For their part, other alloys such as chromium-iron alloy, silicon-iron alloy and molybdenum presented price increases over the past few months.

**Average Nickel Prices (LME Cash)**


US$/ton
60,000
50,000
40,000
30,000
20,000
10,000
14,505
16,942
12,162
14,997
17,871
21,077
26,586
30,743
36,690
41,240
46,325
52,258
41,507
33,426
27,652

**Breakdown of COGS - 9M07**


Reductors 5.8%
Iron ore 3.8%
Others 13.0%
Power 3.4%
Fixed asset depreciation 5.8%
Indirect operating costs 9.4%
Labor 2.3%
Nickel 39.3%
Others Alloys 17.2%
Total of Alloys 56.5%

## GROSS PROFIT

*Gross margin stability in 3Q07.*

The Company's gross margin was 31.9% in the third quarter, with a gross profit of R$ 279.3 million. Compared to the same quarter in 2006 and the second quarter of 2007, this performance was represented by margins of 33.2% and 33.6%, declining 1.3 and 1.7 percentage points, respectively.

In the accumulated total for the first nine months of the year, gross profit was R$ 1,004.7 million, a 34.5% increase over the same period of 2006. Gross margin was 32.4%, surpassing the gross margin posted for the same period of the previous year by 1.4 percentage point and denoting good performance for 2007.

## OPERATING CASH GENERATION - EBITDA

*Efficient production management, coupled with favorable demand and price conditions for silicon steels, resulted in EBITDA of R$ 257.3 million in the*

The Operating cash generation, according to the EBITDA concept (earnings before interests, taxes, depreciation and amortization), amounted to R$ 257.3 million in 3Q07, up 2.3% from 3Q06 and down 25.0% from 2Q07. Company's production flexibility with regard to different types of steel, contributes to avoid larger losses during the declining cycles of stainless steel. However, among the factors that jeopardized the results in the quarter, it is worth noting the strong reduction of 16.8% (15,900 tons) of flat rolled steel, sales mainly in the austenitic stainless steel (3XX), that contributed to the reduction of R$ 85.7 million in the quarter's EBITDA.

Operating expenses during the quarter totaled R$ 64.3 million, a 32.2% decline over the same period the previous year and down 22.5% compared to the previous quarter. Primarily contributing to this result was the reversal of the provisions for escrow deposits and provisions for contingencies stemming from the judgment of lawsuits and the conclusion of accounting reconciliation operations, totaling a reversal of about R$ 9.0 million, booked in "Other Operating

*quarter.*

Expenses".

During the nine first months of the year, operating expenses totaled R$ 224.2 million, retreating 11.6% compared to the same period of the previous year (R$ 253.7 million).

During the quarter, Acesita's posted an EBITDA margin of 29.4%, which was stable in relation to 2Q07's and 2.1 percentage points higher than in 3Q06.

Accrued for 2007, the EBITDA has reached R$ 911.4 million, surpassing the 12 months performance of 2006 by 4.2%.


Ebitda (R$ million)
874.6
911.4
4Q
3Q
2Q
1Q
251.4
205.7
343.0
2006
2007


Ebitda Margin (%)
27.3%
25.0%
28.5%
30.2%
29.4%
3Q06
4Q06
1Q07
2Q07
3Q07

## DEBT

*The continuous reduction of debt contributed to the generation of net financial income during the quarter.*

The consolidated gross debt at the end of September 2007 totaled R$297.7 million, a reduction of R$ 71.8 million compared to the position on June/07 (R$ 369.5 million) and down R$ 165.4 million over the end of September 2006 (R$ 463.1 million). This decline was mainly due to the continuing amortization of export pre-payments.

## CAPITAL EXPENDITURES

*Greater concentration of disbursements during 3Q07.*

During the period, some R$ 77.5 million was disbursed, mainly to boost capacity to produce silicon steel and other investments that are being made by the Company's subsidiaries.

During the first nine months of the year, the capital expenditures totaled R$ 170.4 million, which represented 64.7% of the total of R$ 263.4 million earmarked in the 2007 Investment Plan.

## 06 - Balance Sheet

### 06.01 –Consolidated Balance Sheet – Assets (x R$ 1000)

| Account Code | Account Description | 30/09/2007 | 30/06/2007 |
|---|---|---|---|
| 1 | Total Assets | 4,943,261 | 4,879,163 |
| 1.01 | Current Assets | 2,204,346 | 2,151,415 |
| 1.01.01 | Cash and Cash Equivalents | 710,852 | 462,551 |
| 1.01.01.01 | Cash and Banks | 102,865 | 83,832 |
| 1.01.01.02 | Financial investments | 607,987 | 378,719 |
| 1.01.02 | Credits | 487,085 | 640,061 |
| 1.01.02.01 | Clients | 487,085 | 640,061 |
| 1.01.02.01.01 | Foreign market | 179,524 | 238,516 |
| 1.01.02.01.02 | Domestic market | 340,060 | 422,314 |
| 1.01.02.01.03 | Vendor | (11,495) | 0 |
| 1.01.02.01.04 | Provision for credit risks | (21,004) | (20,769) |
| 1.01.02.02 | Sundry Credits | 0 | 0 |
| 1.01.03 | Inventories | 677,307 | 784,206 |
| 1.01.03.01 | Finished Products | 230,851 | 205,299 |
| 1.01.03.02 | Work in Process | 193,129 | 270,038 |
| 1.01.03.03 | Raw Materials | 157,237 | 189,902 |
| 1.01.03.04 | Products with third parties | 825 | 22 |
| 1.01.03.05 | Importations in Process | 32,994 | 69,171 |
| 1.01.03.06 | Materials for consumption and maintenance | 71,726 | 61,298 |
| 1.01.03.07 | Provision for losses | (9,455) | (11,524) |
| 1.01.04 | Other | 329,102 | 264,597 |
| 1.01.04.01 | Recoverable and deferred taxes | 261,076 | 200,112 |
| 1.01.04.02 | Deferred expenses | 68,026 | 64,485 |
| 1.02 | Non-current assets | 2,738,915 | 2,727,748 |
| 1.02.01 | Long-term assets | 360,977 | 348,658 |
| 1.02.01.01 | Sundry Credits | 337,812 | 324,702 |
| 1.02.01.01.01 | Recoverable and deferred taxes | 238,626 | 232,842 |
| 1.02.01.01.02 | Court Deposits | 99,186 | 91,860 |
| 1.02.01.02 | Credits with Related Persons | 127 | 0 |
| 1.02.01.02.01 | With Associated and Equivalent Companies | 127 | 0 |
| 1.02.01.02.02 | With Subsidiaries | 0 | 0 |
| 1.02.01.02.03 | With Other Related Persons | 0 | 0 |
| 1.02.01.03 | Other | 23,038 | 23,956 |
| 1.02.01.03.01 | Restructuring Assets | 9,707 | 9,716 |
| 1.02.01.03.02 | Other | 13,331 | 14,240 |
| 1.02.02 | Permanent Assets | 2,377,938 | 2,379,090 |
| 1.02.02.01 | Investments | 3,056 | 3,056 |
| 1.02.02.01.01 | Interest in Associated/Equivalent Companies | 0 | 0 |
| 1.02.02.01.02 | Interest in Associated/Equivalent Companies-Premium | 0 | 0 |
| 1.02.02.01.03 | Interest in Subsidiaries | 0 | 0 |
| 1.02.02.01.04 | Interest in Subsidiaries-Premuim | 0 | 0 |

| | | | |
|---|---|---|---|
| 1.02.02.01.05 | Other Investments | 3,056 | 3,056 |
| 1.02.02.02 | Fixed Assets | 2,327,322 | 2,323,857 |
| 1.02.02.03 | Intangible | 36,712 | 39,424 |
| 1.02.02.04 | Deferred | 10,848 | 12,753 |

**02.02 –Balance Sheet - Liabilities (x R$ 1000)**

| Account Code | Account Description | 30/09/2007 | 30/06/2007 |
|---|---|---|---|
| 2 | Total Liabilities | 4,943,261 | 4,879,163 |
| 2.01 | Current Liabilities | 797,950 | 890,959 |
| 2.01.01 | Loans and Financing | 50,178 | 106,876 |
| 2.01.02 | Debentures | 0 | 0 |
| 2.01.03 | Suppliers | 336,029 | 422,923 |
| 2.01.04 | Taxes, Fees and Contributions | 276,437 | 233,082 |
| 2.01.05 | Dividends Payable | 1,923 | 1,924 |
| 2.01.06 | Provisions | 5,562 | 6,354 |
| 2.01.06.01 | Provision for Restructuring | 5,562 | 6,354 |
| 2.01.07 | Debt with Related Persons | 0 | 0 |
| 2.01.08 | Other | 127,821 | 119,800 |
| 2.01.08.01 | Salaries and Social Charges | 72,123 | 62,638 |
| 2.01.08.02 | Other | 55,698 | 57,162 |
| 2.02 | Non-current Liabilities | 771,303 | 789,496 |
| 2.02.01 | Long-term Liabilities | 771,303 | 789,496 |
| 2.02.01.01 | Loans and Financing | 247,521 | 262,633 |
| 2.02.01.02 | Debentures | 0 | 0 |
| 2.02.01.03 | Provisions | 0 | 0 |
| 2.02.01.04 | Debt with Related Persons | 0 | 0 |
| 2.02.01.05 | Advance for Future Capital Increase | 0 | 0 |
| 2.02.01.06 | Other | 523,782 | 526,863 |
| 2.02.01.06.01 | Deferred Income Tax and Social Contribution | 352,021 | 355,000 |
| 2.02.01.06.02 | Taxes and Contributions in Court | 21,096 | 21,856 |
| 2.02.01.06.03 | Provision for Contingencies | 129,460 | 128,293 |
| 2.02.01.06.04 | Provision for Restructuring | 1,610 | 1,930 |
| 2.02.01.06.05 | Other | 19,595 | 19,784 |
| 2.02.02 | Deferred Income | 0 | 0 |
| 2.03 | Interest held by Minority Shareholders | 0 | 0 |
| 2.04 | Shareholders' Equity | 3,374,008 | 3,198,708 |
| 2.04.01 | Paid-up Capital | 1,251,921 | 1,251,921 |
| 2.04.02 | Capital Reserves | 356 | 3,948 |
| 2.04.02.01 | IPI Subsidy – Law 7554/86 | 356 | 3,948 |
| 2.04.02.02 | Treasury Stock | 0 | 0 |
| 2.04.03 | Revaluation Reserves | 657,699 | 674,038 |
| 2.04.03.01 | Own Assets | 657,699 | 674,038 |
| 2.04.03.02 | Subsidiaries/Associate and Equivalent Companies | 0 | 0 |
| 2.04.04 | Profit Reserves | 787,400 | 783,808 |
| 2.04.04.01 | Legal | 85,771 | 85,771 |
| 2.04.04.02 | Statutory | 0 | 0 |
| 2.04.04.03 | For Contingencies | 0 | 0 |
| 2.04.04.04 | From Future Profits | 0 | 0 |
| 2.04.04.05 | Retained Earnings | 0 | 0 |
| 2.04.04.06 | Special for Non-distributed Dividends | 0 | 0 |

| | | | |
|---|---|---|---|
| 2.04.04.07 | Other Profit Reserves | 701,629 | 698,037 |
| 2.04.04.07.01 | Treasury Stock | (345) | (3,937) |
| 2.04.04.07.02 | For Investment and Working Capital | 701,974 | 701,974 |
| 2.04.05 | Retained Profits/Losses | 676,632 | 484,993 |
| 2.04.06 | Advance for Future Capital Increase | 0 | 0 |

**07 – Consolidated Income Statement**

**07.01 – Consolidated Income Statement (x R$ 1000)**

| Account Code | Account Description | Amount of the Current Quarter 01/07/2007 to 30/09/2007 | Accumulated Amount of the Current Period 01/01/2007 to 30/09/2007 | Amount of the Same Quarter of the Previous Period 01/07/2006 to 30/09/2006 | Accumulated Amount of the Previous Period 01/01/2006 to 30/09/2006 |
|---|---|---|---|---|---|
| 3.01 | Gross Revenue from Sales and/or Services | 1,170,865 | 4,027,803 | 1,192,336 | 3,090,503 |
| 3.02 | Deduction from Gross Revenue | (244,047) | (794,497) | (228,814) | (588,052) |
| 3.03 | Net Revenue from Sales and/or Services | 926,818 | 3,233,306 | 963,522 | 2,502,451 |
| 3.04 | Cost of Goods and/or Services Sold | (616,608) | (2,145,898) | (625,360) | (1,685,413) |
| 3.05 | Gross Income | 310,210 | 1,087,408 | 338,162 | 817,038 |
| 3.06 | Operating Expenses/Revenues | (82,215) | (258,960) | (126,049) | (287,364) |
| 3.06.01 | With Sales | (44,767) | (141,134) | (55,927) | (147,905) |
| 3.06.02 | General and Administrative | (49,044) | (137,143) | (39,698) | (119,795) |
| 3.06.02.01 | Personnel Remuneration/Social Charges | (16,592) | (43,289) | (14,697) | (40,877) |
| 3.06.02.05 | Depreciations | (5,150) | (15,264) | (4,419) | (12,596) |
| 3.06.02.06 | Other | (27,302) | (78,590) | (20,582) | (66,322) |
| 3.06.03 | Financial | 1,508 | (5,829) | (10,308) | (29,933) |
| 3.06.03.01 | Financial Revenues | 17,096 | 45,650 | 12,608 | 39,903 |
| 3.06.03.02 | Financial Expenses | (15,588) | (51,479) | (22,916) | (69,836) |
| 3.06.04 | Other Operating Revenues | 8,831 | 22,437 | (186) | 45,167 |
| 3.06.04.01 | Net Monetary Variations | (6,818) | 11,179 | (186) | 45,167 |
| 3.06.04.02 | Other Net | 15,649 | 11,258 | 0 | 0 |
| 3.06.05 | Other Operating Expenses | 0 | 0 | (21,012) | (36,873) |
| 3.06.05.01 | Net Monetary Variations | 0 | 0 | 0 | 0 |
| 3.06.05.02 | Other Net | 0 | 0 | (21,012) | (36,873) |
| 3.06.06 | Equity Income | 1,257 | 2,709 | 1,082 | 1,975 |
| 3.07 | Operating Income | 227,995 | 828,448 | 212,113 | 529,674 |
| 3.08 | Non-operating Income | 2,801 | 2,564 | 1,008 | 8,496 |

| | | | | | |
|---|---|---|---|---|---|
| 3.08.01 | Revenues | 2,098 | 5,847 | 1,262 | 8,750 |
| 3.08.02 | Expenses | 703 | (3,283) | (254) | (254) |
| 3.09 | Income Before Taxation/Investments | 230,796 | 831,012 | 213,121 | 538,170 |
| 3.10 | Provision for IT and Social Contribution | (54,168) | (204,486) | (61,588) | (147,997) |
| 3.11 | Deferred IT | (1,329) | 15,607 | 0 | 0 |
| 3.12 | Corporate and Statutory Contributions | 0 | 0 | 0 | 0 |
| 3.12.01 | Investments | 0 | 0 | 0 | 0 |
| 3.12.02 | Contributions | 0 | 0 | 0 | 0 |
| 3.13 | Reversion of Interest on Own Capital | 0 | 0 | 0 | 0 |
| 3.14 | Interest held by Minority Shareholders | 0 | 0 | 0 | 0 |
| 3.15 | Profit/Loss in the Period | 175,299 | 642,133 | 151.533 | 390,173 |
| | Number of Shares, with the exception of Treasury Stock (thousands): | 74,294 | 74,294 | 74,294 | 74,294 |
| | Earnings per Share (R$) | 2.35953 | 8.64313 | 2.03964 | 5.25174 |
| | Losses per Share (R$) | 0.00000 | 0.00000 | 0.00000 | 0.00000 |

INITIALLED FOR IDENTIFICATION PURPOSES

## 09 – Interest in Subsidiaries/Affiliates

### 09.01 – Interest in Subsidiary and/or Affiliated Companies

| 1 - Item | 2 - Corporate Name | 3 - CNPJ | 4 - Classification |
|---|---|---|---|
| 1 | ACESITA SERVIÇOS, COM. IND. PART. LTDA. | 60.500.121/0001-24 | Privately-held, total ownership control |

| 5 - % Interest in Capital of Investee Company: | 6 - % Net Equity Of Investing Company | 7 - Type of company | 8 - No. of Treasury Shares in Current Quarter (Thousands): | 9 - No. of Shares in the Last Quarter (Thousands): |
|---|---|---|---|---|
| 100,00 | 11,19 | Industrial, commercial and other | 208.784 | 204.272 |

| 10 - Fiscal Period in Course Beginning | 11 - Fiscal Period in Course End | 12 - Number | 13 - Initial Date of Current Quarter: | 14 - Final Date of Current Quarter: | 15 - No. of Treasury Shares in Current Quarter (Thousands): | 16 - No. of Shares in the Last Quarter (Thousands): |
|---|---|---|---|---|---|---|
| 01/01/2007 | 31/12/2007 | 3 | 01/07/2007 | 30/09/2007 | 208.784 | 225.313 |

INITIALLED FOR IDENTIFICATION PURPOSES

### 18.01.01 - Income Statement of Subsidiaries/Affiliates

| Account Code | Account Description | Amount of the Current Quarter 01/07/2007 to 30/09/2007 | Accumulated Amount of the Current Period 01/01/2007 to 30/09/2007 | Amount of the Same Quarter of the Previous Period 01/07/2006 to 30/09/2006 | Accumulated Amount of the Previous Period 01/01/2006 to 30/09/2006 |
|---|---|---|---|---|---|
| 3.01 | Gross Revenue from Sales and/or Services | 149,620 | 439,647 | 112,141 | 277,333 |
| 3.02 | Deduction from Gross Revenue | (44,417) | (128,742) | (30,416) | (76,436) |
| 3.03 | Net Revenue from Sales and/or Services | 105,203 | 310,905 | 81,725 | 200,897 |
| 3.04 | Cost of Goods and/or Services Sold | (94,248) | (263,156) | (57,175) | (153,344) |
| 3.05 | Gross Income | 10,955 | 47,749 | 24,550 | 47,553 |
| 3.06 | Operating Expenses/Revenues | (2,822) | (9,429) | (8,312) | (24,837) |
| 3.06.01 | With Sales | (4,219) | (14,295) | (9,911) | (22,157) |
| 3.06.01.01 | Personnel Remuneration/Social Charges | (1,569) | (6,393) | (4,174) | (9,714) |
| 3.06.01.02 | Sales Expenditures | (1,749) | (5,579) | (3,233) | (7,354) |
| 3.06.01.03 | Other | (901) | (2,323) | (2,504) | (5,089) |
| 3.06.02 | General and Administrative | (4,746) | (15,280) | (3,298) | (8,283) |
| 3.06.02.01 | Personnel Remuneration/Social Charges | (977) | (3,225) | (1,071) | (2,797) |
| 3.06.02.02 | Services Rendered by Third Parties | (652) | (2,315) | (824) | (1,818) |
| 3.06.02.03 | Taxes, Fees and Fines | (38) | (134) | (37) | (259) |
| 3.06.02.04 | Depreciations | (1,887) | (5,651) | (395) | (1,090) |
| 3.06.02.05 | Other | (1,192) | (3,955) | (971) | (2,319) |
| 3.06.03 | Financial | (1,183) | (1,308) | (1,509) | (6,435) |
| 3.06.03.01 | Financial Revenues | 1,176 | 2,697 | 1,796 | 3,170 |
| 3.06.03.02 | Financial Expenses | (2,359) | (4,005) | (3,305) | (9,605) |
| 3.06.04 | Other Operating Revenues | 1,328 | 6,161 | 900 | 4,227 |
| 3.06.04.01 | Net Monetary Variations | 1,070 | 3,292 | (87) | 1,585 |
| 3.06.04.02 | Other Net | 258 | 2,869 | 987 | 2,642 |
| 3.06.05 | Other Operating Expenses | 0 | 0 | 0 | 0 |

| | | | | | |
|---|---|---|---|---|---|
| 3.06.05.01 | Net Monetary Variations | 0 | 0 | 0 | 0 |
| 3.06.05.02 | Other Net | 0 | 0 | 0 | 0 |
| 3.06.06 | Equity Income | 5,998 | 15,293 | 5,506 | 7,811 |
| 3.07 | Operating Income | 8,133 | 38,320 | 16,238 | 22,716 |
| 3.08 | Non-operating Income | 1 | 131 | (1,592) | (4,250) |
| 3.08.01 | Revenues | 122 | 252 | 66 | 120 |
| 3.08.02 | Expenses | (121) | (121) | (1,658) | (4,370) |
| 3.08.02.01 | Investment Premium | 0 | 0 | (1,658) | (4,364) |
| 3.08.02.02 | Others | 0 | 0 | 0 | (6) |
| 3.09 | Income Before Taxation/Investments | 8,134 | 38,451 | 14,646 | 18,466 |
| 3.10 | Provision for IT and Social Contribution | (275) | (4,907) | (2,188) | (2,188) |
| 3.11 | Deferred IT | (256) | (954) | 0 | 0 |
| 3.12 | Corporate and Statutory Contributions | 0 | 0 | 0 | 0 |
| 3.12.01 | Investments | 0 | 0 | 0 | 0 |
| 3.12.02 | Contributions | 0 | 0 | 0 | 0 |
| 3.13 | Reversion of Interest on Own Capital | 0 | 0 | 0 | 0 |
| 3.15 | Profit/Loss in the Period | 7,603 | 32,590 | 12,458 | 16,278 |
| | Number of Shares, with the exception of Treasury Stock (thousands): | 208,784 | 208,784 | 225,313 | 225,313 |
| | Earnings per Share (R$) | 0.03642 | 0.15609 | 0.05529 | 0.07225 |
| | Losses per Share (R$) | 0.00000 | 0.00000 | 0.00000 | 0.00000 |

## COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/AFFILIATED COMPANY

The net income of R$32,590 thousand in the first nine months of 2007 was 100% higher in comparison to the same period in 2006.

Earnings from cutting services increased by 36% in 3Q07 in comparison to 3Q06 and the sales volume increased by 21%.

The 96% increase (R$7.482 thousand) in the equity income of Acesita Energética Ltda, whose activities comprise reforesting and the production of charcoal, and Inox Tubos S.A., whose activities comprise the production and sale of seamed steel tubes and special alloys, in the first nine months of 2007 in comparison to the same period in 2006, was one of the main factors of the good performance of Ascipar.

The drop in financial expenses, down by 58% in the first nine months of 2007 in comparison to the same period in 2006, was another factor that led to the Company's good performance, especially because of the conclusion of vendor agreements with Acesita S.A. and Compror with Inox Tubos.





END